Filed Pursuant to Rule 424(b)(3)
Registration Statement File No. 333-171134

PROSPECTUS SUPPLEMENT

(To the Prospectus dated March 18, 2011)

IDENTIVE GROUP, INC.

8,195,252 Shares of Common Stock

This prospectus supplement supplements the information contained in the Prospectus dated March 18, 2011, relating to the resale or other disposition of up to 8,195,252 shares of the common stock, par value $0.001 per share, of Identive Group, Inc. by the selling stockholders named in the Prospectus, certain of whom are our officers, directors and affiliates, together with any of their pledgees, donees, transferees or other successors-in-interest, from time to time. We will not receive any of the proceeds from the sale of any shares of common stock by the selling stockholders, but we will incur expenses in connection with the registration of these shares. We will, however, receive proceeds in the event that some or all of the warrants held by the selling stockholders are exercised.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

This prospectus supplement is filed for the purposes of including the information contained in the Current Report on Form 8-K of Identive Group, Inc., filed with the Securities and Exchange Commission on May 4, 2011.

Investing in our common stock involves a high degree of risk. We urge you to carefully read the section entitled “Risk Factors” beginning on page 4 of the Prospectus and all other information included or incorporated therein by reference in its entirety before you decide whether to buy our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 4, 2011.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): April 29, 2011

Identive Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-29440	77-0444317
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1900-B Carnegie Avenue, Santa Ana, California	92705
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (949) 250-8888

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Identive Group, Inc. (the “Company”) has entered into a Stock Purchase Agreement, dated April 29, 2011, with certain shareholders (the “Selling Shareholders”) of idOnDemand, Inc., a privately held provider of identity management services based in Pleasanton, California (“idOnDemand”), under which the Company has acquired approximately 95.8% of the shares of idOnDemand in exchange for cash and shares of the Company (the “Stock Purchase Agreement”). The transaction closed on May 2, 2011.

Initial consideration at closing consisted of approximately $2.4 million in cash and 995,675 shares of the Company’s Common Stock, calculated on a conversion price of $3.85 per share for an equivalent value of approximately $3.8 million. In addition, Selling Shareholders may receive aggregate potential earn-out payments of up to a total of approximately $21.0 million, payable in shares of the Company’s Common Stock and subject to achievement of specific financial and sales performance targets over a period of three years and eight months from the closing date of the acquisition; provided, however, that the Company shall not issue to the Selling Shareholders an amount of Company shares in excess of 19.99% of the Company’s issued and outstanding shares of Common Stock on April 29, 2011. The shares of Company Common Stock issued at closing were issued in reliance upon available exemptions from the registration requirements of the U.S. Securities Act of 1933, including Section 4(2) thereof and Regulation S thereunder, as well as comparable exemptions under applicable state and foreign securities laws. Shares issued as consideration to the Selling Shareholders are subject to a two-year lock-up from the closing date of the acquisition, after which the shares will be released from lock-up monthly, in equal amounts over a period of 12 months. Additionally, 425,000 of the aggregate initial share consideration paid to the Selling Shareholders will be released from lock-up six months after the closing date.

The foregoing description of the Stock Purchase Agreement does not purport to be complete, and is qualified in its entirety by reference to the agreement, a copy of which is filed as Exhibit 2.1 hereto and is incorporated herein by this reference.

Item 7.01 Regulation FD Disclosure

A copy of the press release announcing the acquisition of idOnDemand is attached as Exhibit 99.1 hereto and is incorporated herein by this reference.

Item 8.01 Other Events

As described in Item 1.01 of this Report, the acquisition of idOnDemand was completed on May 2, 2011.

Item 9.01 Financial Statements and Exhibits

(a)	Financial Statements of Businesses Acquired.

Not required.

(b)	Pro Forma Financial Information

Not required.

(c)	Shell Company Transactions.

Not applicable.

(d)	Exhibits

Exhibit	Description

2.1	Stock Purchase Agreement between Identive Group, Inc. and Selling Shareholders of idOnDemand, Inc., dated April 29, 2011 (schedules omitted pursuant to Regulation S-K, Item 601(b)(2); the Company hereby agrees to furnish a copy of such omitted schedules to the Securities and Exchange Commission upon request. The descriptions of such omitted schedules are contained within the Stock Purchase Agreement).

99.1	Press release dated May 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Identive Group, Inc.

May 4, 2011	By:	/s/ Melvin Denton Thompson
Melvin Denton-Thompson
Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Stock Purchase Agreement between Identive Group, Inc. and Selling Shareholders of idOnDemand, Inc., dated April 29, 2011 (schedules omitted pursuant to Regulation S-K, Item 601(b)(2); the Company hereby agrees to furnish a copy of such omitted schedules to the Securities and Exchange Commission upon request. The descriptions of such omitted schedules are contained within the Stock Purchase Agreement).

99.1	Press Release, dated May 4, 2011.

Exhibit 2.1

EXECUTION COPY

STOCK PURCHASE AGREEMENT

Among

IDENTIVE GROUP, INC.

and

THE SELLERS LISTED ON SCHEDULE A HERETO

April 29, 2011

TABLE OF CONTENTS

ARTICLE I	SALE AND PURCHASE OF SELLERS’ SHARES	5
1.1	Sale and Purchase of Sellers’ Shares	5
1.2	Payment for Sellers’ Shares	5
1.3	Limitation on INVE Shares	7
1.4	Earn-Out	7
1.5	Tax Consequences	8
1.6	Fair Consideration	8
1.7	Other Stockholders	8
1.8	Sellers’ Consent	8

ARTICLE II	CLOSING	8
2.1	Closing	8
2.2	Termination in Absence of Closing	10

ARTICLE III	REPRESENTATIONS AND WARRANTIES OF THE SELLERS	10
3.1	Representations and Warranties of the Sellers	10
3.2	Capacity; Share Ownership	10
3.3	Corporate Organization, Capitalization and Records	11
3.4	No Seller Defaults or Consents	12
3.5	No Company Defaults or Consents	12
3.6	No Proceedings	13
3.7	Employees; Employee Benefit Matters	13
3.8	Financial Matters	15
3.9	Absence of Certain Changes	17
3.10	Compliance with Laws	19
3.11	Litigation	19
3.12	Real Property	19
3.13	Commitments	20
3.14	Insurance	22
3.15	Intellectual Property and Business Know-How	22
3.16	Tangible Assets	23
3.17	Conduct of Business; Permits and Authorizations	24
3.18	Taxes and Other Charges	26
3.19	Products and Services	26
3.20	Intermediaries	27
3.21	Transactions with Affiliates	27
3.22	Information; Disclosure	27
3.23	Investment Representations of the Sellers	27
3.24	Representations Separate	29

ARTICLE IV	REPRESENTATIONS AND WARRANTIES OF PURCHASER	29
4.1	Representations and Warranties of Purchaser	29

ARTICLE V	OBLIGATIONS PRIOR TO CLOSING	31
5.1	Company’s Conduct of Business and Operations	31
5.2	General Restrictions	32
5.3	Preferential Purchase Rights	33
5.4	Ensure Conditions Met	34
5.5	Employee Matters	34
5.6	Payoff; Debt Conversion	34
5.7	Access to Information	35
5.8	Conduct of Sellers	35
5.9	Withholding	35

ARTICLE VI	CONDITIONS TO OBLIGATIONS OF SELLERS AND PURCHASER	35
6.1	Conditions to Obligations of the Sellers	35
6.2	Conditions to Obligations of Purchaser	36

ARTICLE VII	POST-CLOSING OBLIGATIONS	37
7.1	Further Assurances	37
7.2	Publicity	37
7.3	Access to Information	37
7.4	Non-Competition, Non-Solicitation and Non-Disclosure	38
7.5	Indemnity by the Sellers	41
7.6	Indemnity by the Purchaser	42
7.7	Exclusive Remedy	42
7.8	Tax Matters	42

ARTICLE VIII	MISCELLANEOUS	43
8.1	Confidentiality	43
8.2	[Reserved]	44
8.3	Notices	44
8.4	Governing Law	45
8.5	Dispute Resolution; Arbitration	45
8.6	Costs and Expenses	46
8.7	Representations and Warranties	46
8.8	Entire Agreement; Amendments and Waivers	46
8.9	Binding Effect and Assignment	46
8.10	Remedies	47
8.11	[Reserved]	47
8.12	Exhibits and Schedules	47

8.13	Multiple Counterparts	47
8.14	References and Construction	47
8.15	Survival	47
8.16	Representative of the Sellers; Power of Attorney	48

ARTICLE IX	DEFINITIONS	48

Signature Pages		54

LIST OF SCHEDULES

Schedule A	List of Sellers
Schedule 1.2	(c) List of Hart Promissory Notes
Schedule 1.4	Earn-Out Consideration	57

LIST OF EXHIBITS

Exhibit A-1	- Form of Lock-Up Agreement (General)	59

Exhibit A-2	- Form of Lock-Up Agreement (Hart)	61

Exhibit B	- Form of Hart Employment Agreement

Exhibit C	- Form of FIRPTA Affidavit

DISCLOSURE SCHEDULES

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of the 29th day of April, 2011, by and among Identive Group, Inc., a Delaware corporation (the “Purchaser”) and those certain selling stockholders listed on Schedule A hereto (the “Sellers”).

WHEREAS, Jason Hart (“Hart” or the “Principal Seller”), is the founder of idOnDemand, Inc., a Delaware corporation, having its principal place of business at 6800 Koll Center Parkway, Suite 180, Pleasanton, CA 94566 (the “Company”), and its principal stockholder;

WHEREAS, Purchaser is an international technology company focused on secure identification-based technologies and desires to purchase all of the shares of capital stock in the Company owned by Sellers; and

WHEREAS, Sellers desire to sell to Purchaser all of the shares of common stock, par value $0.0001 per share (the “Common Stock”), of the Company owned by them (“Sellers’ Shares”) on the terms and subject to the conditions set forth herein;

NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I - SALE AND PURCHASE OF SELLERS’ SHARES

1.1 Sale and Purchase of Sellers’ Shares.

(a) On the terms and subject to the conditions of this Agreement, at the Closing referred to in Section 2.1 hereof, each of the Sellers, severally and not jointly, shall sell, convey, assign, transfer and deliver to Purchaser, and Purchaser shall purchase, acquire and accept delivery of, the Sellers’ Shares owned by each of them, free and clear of any and all liens, mortgages, pledges, adverse claims, charges, security interests, encumbrances or other restrictions or limitations whatsoever (“Liens”), other than restrictions on transferability imposed by applicable securities laws.

(b) To effect the transfers contemplated by Section 1.1(a), at the Closing, Seller shall deliver or cause to be delivered to Purchaser, against payment therefor in accordance with Section 1.2 hereof, stock certificates representing the Sellers’ Shares, accompanied by stock powers duly executed in blank and otherwise in form acceptable to Purchaser for transfer on the share register or stock ledger of the Company.

1.2 Payment for Sellers’ Shares. As payment in full for the Sellers’ Shares being acquired by the Purchaser hereunder, Purchaser shall pay, in the manner set forth in this Section 1.2, consideration (as described below) having an aggregate value of Six Million

Five Hundred Thousand Dollars ($6,500,000), (such sum is herein referred to as the “Purchase Price”). On the Closing Date, the Purchaser shall make payment of the Purchase Price as follows:

(a) Purchaser shall deliver to the Sellers in accordance with the Purchase Price Allocations and subject to the Payment Instructions, each as defined in Section 1.2(d) below, in next day funds, the aggregate sum of Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Cash Consideration”); and

(b) Purchaser shall deliver to each of the Sellers, in accordance with the Purchase Price Allocations and subject to the Payment Instructions, such number of shares of Purchaser’s common stock, par value $0.0001 per share (the “INVE Shares”), as is determined by dividing (x) $4,000,000, by (y) $3.85 (the “Share Consideration”).

(c) At least one (1) business day prior to the Closing Date, the Sellers’ Representative (as such term is defined in Section 8.16 of this Agreement) shall provide the Purchaser with evidence satisfactory to the Purchaser of (i) the conversion of all outstanding indebtedness under the promissory notes of the Company in favor of Hart as set forth on Schedule 1.2(c) hereto (the “Hart Promissory Notes”) into 3,804,625 shares of Common Stock (the “Share Issuance”), and (ii) the exercise of all outstanding stock options and warrants, and the exercise or conversion of all other outstanding securities exercisable for or convertible into shares of Common Stock, in each case, held by any of the Sellers, such that the shares of Common Stock issuable upon exercise or conversion, as the case may be, of such outstanding stock options, warrants and other securities will be included in the aggregate number of the respective Seller’s Shares as set forth on Schedule A. For the avoidance of doubt, such evidence shall (i) comply with the requirements of Section 144 of the General Corporation Law of the State of Delaware, which may be evidenced by the consent set forth in Section 1.8 hereof and the execution of a counterpart signature page to this Agreement by the requisite stockholders of the Company, (ii) written evidence of the due execution and delivery to Hart of stock certificates evidencing such shares of Common Stock issued upon conversion of the Hart Promissory Notes, and (iii) recordation of such shares of Common Stock in the share register or stock ledger of the Company.

(d) The Purchase Price and the Earn-Out Consideration (as defined in Section 1.4 below) shall be allocated (the “Purchase Price Allocation”) among the Sellers as set forth on Schedule A hereto in accordance with the percentage obtained by dividing the number of Sellers’ Shares held by each immediately prior to the Closing by the aggregate number of Sellers’ Shares after taking into account the conversion of the Hart Promissory Notes and the exercise or conversion of outstanding stock options, warrants and other securities as set forth in Section 1.2(c) hereof. No later than three (3) days prior to any date upon which a payment is due to the Sellers under this Section 1.2 or Section 1.4, including the Closing Date, the Sellers’ Representative shall provide the Purchaser with instructions (the “Payment Instructions”) setting forth the Purchase Price Allocation applicable to such payment and, if a payment is to be made in cash, the account or accounts into which such funds are to be paid to the Sellers or any of them.

(e) The number of INVE Shares constituting the Share Consideration and the Earn-Out Consideration to be issued and delivered to each Seller shall be, in each case, rounded down to the nearest whole share. No fractional INVE Shares shall be issued. Any and all INVE Shares issued to the Sellers, other than Hart, in the context of this Section 1.2 shall be subject to a lock-up from the Closing Date substantially in the form of Exhibit A-1 (the “General Lock-Up”); all INVE Shares issued to Hart, in the context of this Section 1.2 shall be subject to a lock-up from the Closing Date substantially in the form of Exhibit A-2 (the “Hart Lock-Up” and, together with the General Lock Up, the “Lock-Ups”). The INVE Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any other jurisdiction. Subject to the Lock-Ups, until the INVE Shares are so registered, they may be transferred only in transactions that are exempt from registration under the Securities Act and the applicable securities laws of any other jurisdiction. The INVE Shares shall be issued in book-entry form, unless otherwise set forth in the Payment Instructions. Certificates, if any, representing the INVE Shares will bear legends referring to the foregoing securities laws and contractual restrictions. Each Seller acknowledges and agrees for the benefit of the Purchaser that no INVE Shares may be issued to such Seller pursuant to this Agreement in the absence of the receipt by the Purchaser or its duly appointed stock transfer agent, at least two (2) business days prior to the issuance of INVE Shares, of a completed IRS Form W-9 or IRS Form W-8, as the case may be, duly executed by such Seller.

1.3 Limitation on INVE Shares. Notwithstanding any provision in this Agreement to the contrary, in no event shall Purchaser issue, in the aggregate, more than 19.99% of the aggregate number of INVE Shares outstanding on the day prior to the Closing Date as Share Consideration and/or Earn-Out Consideration (as defined in Section 1.4 hereof). For the avoidance of doubt, nothing herein shall require the Purchaser to seek or obtain approval of its stockholders for consummation of the transactions contemplated by this Agreement.

1.4 Earn-Out. As additional consideration for the sale and transfer of the Sellers’ Shares contemplated hereby, the Purchaser shall pay to the Sellers, in accordance with the Purchase Price Allocation, the contingent price payments for the period from the Closing Date till December 31, 2011, and for each of the calendar years 2012, 2013 and 2014, in such amounts and subject to the conditions set forth in Schedule 1.4 hereto (the “Earn-Out Consideration”), as may be adjusted in accordance with Section 7.5 hereof; provided, however, that in no event will the aggregate Earn-Out Consideration exceed Twenty-One Million Dollars ($21,000,000). Except in connection with Change of Control Event, as defined below, which shall be governed by the last sentence of this Section 1.4, earn-out payments, if any, will be paid in INVE Shares as set forth on Schedule 1.4. In the event of a sale of substantially all of the assets of the Purchaser, a merger or other business combination in which the Purchaser is not the surviving entity, or the acquisition by an unaffiliated third party of more than 50% of the outstanding capital stock of the Purchaser (a “Change of Control Event”), Purchaser agrees to use its best efforts to ensure that any definitive agreement related to such Change of Control Event entered into by the Purchaser with a third party shall provide that, to the extent a payment of Earn-Out Consideration is required in accordance with Schedule 1.4, such payment shall be made (i) in shares of capital stock of the acquiring or surviving entity, if such shares are listed on a national stock exchange or internationally recognized stock exchange (excluding over-the-counter or inter-market quotation systems or similar trading systems, or (ii) if such shares are not so listed, in cash.

1.5 Tax Consequences. Purchaser makes no representations or warranties to the Sellers regarding the tax treatment of the transactions contemplated by this Agreement. The Sellers acknowledge that the Sellers are relying solely on the Sellers’ own tax advisors in connection with this Agreement and the transactions contemplated by this Agreement.

1.6 Fair Consideration. The Sellers, and each of them, acknowledge and agree for the benefit of the Purchaser and each other Seller that the Purchase Price constitutes fair and adequate consideration for the Sellers’ Shares.

1.7 Other Stockholders. As soon as practicable (and in any event within thirty (30) days) after the Closing or announcement of the transactions contemplated hereby (whichever is earlier), the Purchaser agrees to negotiate in good faith with any stockholder or stockholders of the Company not a party to this Agreement for the purchase of such stockholder or stockholders shares of Common Stock on terms consistent with, or substantially similar to, those contained herein, including the Purchase Price Allocation set forth on Schedule A.

1.8 Sellers’ Consent. Each of the Sellers (other than Hart) hereby (i) acknowledges that Hart has a financial interest in the Share Issuance and the conversion of the Hart Promissory Notes as contemplated by Section 1.2(c)(i), the material facts of which are known to each of the Sellers, and (ii) approves in good faith the Share Issuance and conversion of the Hart Promissory Notes, including, without limitation, for purposes of Section 144(a)(2) of the General Corporation Law of the State of Delaware.

ARTICLE II - CLOSING

2.1 Closing.

(a) Subject to the conditions set forth in Article VI of this Agreement, the closing of the transactions contemplated hereby (the “Closing”) shall be held at 9:00 a.m., Pacific Time, on or about May 2, 2011 (the “Closing Date”), at the offices of Greenberg Traurig, LLP, One International Place, Boston, MA, 02110, or such other place and time as the Parties may agree. Nothing herein shall preclude the Parties from Closing electronically or via conference call.

(b) Immediately prior to the Closing:

(i) The Ancillary Agreements shall be duly executed and delivered by the parties thereto;

(ii) Hart shall have entered into an employment agreement with the Company acceptable to the Purchaser substantially in the form of Exhibit B hereto;

(iii) The Sellers shall each individually have entered into and delivered to the Purchaser a Lock-Up substantially in the form of Exhibit A-1 or A-2, as the case may be;

(iv) Hart shall provide Purchaser with satisfactory evidence that (i) all Hart Promissory Notes have been converted into Common Stock or otherwise cancelled as provided in Section 1.2(c), and (ii) as of the Closing Date, the Company shall have net debt of nil;

(v) The Sellers’ Representative shall cause the Company to appoint two (2) individuals designated by Purchaser to the board of directors of the Company with effect from the Closing Date;

(vi) The Purchaser shall have received IRS Form W-9 or W-8, as the case may be, duly executed and completed by each Sellers; and

(vii) Each of the Sellers shall deliver to the Purchaser certificates evidencing all of the Sellers’ Shares held by such Seller, duly endorsed in favor of the Purchaser, accompanied by fully executed stock powers in customary form.

(c) At the Closing:

(i) Hart will cause the Company to enter the Purchaser as owner of the Sellers’ Shares in the share register or stock ledger of the Company and cause certificates representing the Sellers’ Shares to be duly executed and delivered to the Purchaser;

(ii) The Purchaser shall pay to the Sellers, in accordance with the Payment Instructions, the Cash Consideration as provided in Section 1.2(a) and shall issue to the Sellers the INVE Shares constituting the Share Consideration as provided in Section 1.2(b);

(iii) The Sellers’ Representative shall deliver a certificate to the effect that the conditions set forth in Section 6.2(a) have been satisfied;

(vi) The Purchaser shall execute and deliver a certificate to the effect that the conditions set forth in Section 6.1(a) have been satisfied; and

(vii) The Purchaser shall have received an affidavit substantially in the form attached hereto as Exhibit C.

(d) For the avoidance of doubt, the Closing has not occurred unless all the above actions in Article VI have been duly consummated or waived. All such actions shall be deemed to occur simultaneously and no such actions shall be deemed to have occurred until they have been duly consummated or waived.

2.2 Termination in Absence of Closing. If by the close of business on May 6, 2011, the Closing has not occurred, then the Purchaser or the Sellers’ Representative may thereafter terminate this Agreement by written notice to such effect, to the other parties hereto, without liability of or to any party to this Agreement or any shareholder, director, officer, employee or representative of such party unless the reason for Closing having not occurred is (i) such party’s willful breach of the provisions of this Agreement, or (ii) if all of the conditions to any party’s obligations set forth in Article VI have been satisfied or waived in writing by the date scheduled for the Closing pursuant to Section 2.1, the failure of any other party to perform his or its obligations under this Article II on such date; provided, however, that the provisions of Sections 7.2, 7.5 and 7.6 and Article VIII shall survive any such termination; and provided further, however, that any termination pursuant to this Section 2.2 shall not relieve any party hereto who was responsible for the Closing having not occurred as described in clauses (i) or (ii) above of any liability for (x) such party’s willful breach of the provisions of this Agreement, or (y) if all of the conditions to any other party’s obligations set forth in Article VI have been satisfied or waived in writing by the date scheduled for the Closing pursuant to Section 2.1, the failure of such party to perform its obligations under this Article II on such date.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF THE SELLERS

3.1 Sellers’ Representations and Warranties. Subject only to the disclosures that have been specifically set forth in the Disclosure Schedule and made in relation to individual representations and warranties identified by individual section number, the Sellers and each of them, jointly and severally (except in the case of the statements contained in Section 3.1, Section 3.2(a), Section 3.4, which are made severally by each Seller individually as to such Seller and not jointly or collectively with any other Seller), represent and warrant on and as at the date of this Agreement and on and as at the Closing Date, as set forth in this Article III.

3.2 Capacity; Share Ownership

(a) Such Seller has, full rights, power and authority to execute and deliver this Agreement and each other document or instrument delivered in connection herewith and to perform and consummate the sale of the Sellers’ Shares held by such Seller and the other transactions contemplated in this Agreement to be performed or consummated by such Seller.

(b) This Agreement and any Ancillary Agreements executed and delivered by the Seller constitute binding obligations of, and are enforceable against, the Seller in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(c) The Sellers’ Shares shown on Schedule A as being owned by such Seller constitute all of the securities of the Company held by such Seller and the Seller has no rights, agreements, understandings, claims or entitlements to any other securities of the Company. The Seller lawfully owns, and has good and transferable title to, such Sellers’ Shares owned by him. All issued and outstanding shares of the Company’s capital stock owned beneficially and of record by such Seller, are free and clear of any and all Liens (other than restrictions on transferability imposed by applicable securities laws).

(d) The Company does not have any outstanding shares or other equity or debt securities of any kind, other than the Common Stock, and there are no subscription, option or conversion rights or any other agreements or arrangements outstanding obliging the Company to issue any such securities or any agreement or arrangement which gives any Person the right to acquire shares or securities in the Company.

(e) The Sellers’ Shares shown on Schedule A as being owned by such Seller are not subject to a proxy or any agreement, arrangement or understanding regarding the voting of such Sellers’ Shares.

3.3 Corporate Organization, Capitalization and Records.

(a) The Company is duly organized and validly existing under the laws of the State of Delaware and the Company has full corporate power and all licenses, permits and authorizations necessary to carry on its business as now conducted and to own, lease and operate all of the assets and properties used in connection therewith. The Company is qualified as a foreign corporation and in good standing in the State of California.

(b) The Company’s authorized capital stock consists solely of 10,000,000 shares of Common Stock, of which 7,201,625 shares are issued and outstanding and 6,901,625 shares are held of record or beneficially by the Sellers. No shares of capital stock are held in the Company’s treasury. All of the outstanding shares of the Company are duly authorized, validly issued, fully paid and non-assessable and were not issued in violation of (i) any preemptive or other rights of any Person to acquire securities of the Company, or (ii) any applicable federal or state securities laws, and the rules and regulations promulgated thereunder (collectively, the “Securities Laws”). There are no outstanding subscriptions, options, convertible securities, rights (preemptive or otherwise), warrants, calls or agreements relating to any shares of capital stock of the Company. Upon delivery to Purchaser at the Closing of certificates representing the Sellers’ Shares, accompanied by stock powers duly endorsed in blank, good and valid title to the Sellers’ Shares will pass to Purchaser free and clear of all Liens of any kind, other than restrictions on transferability imposed by applicable securities laws.

(c) The copies of the Certificate of Incorporation and Bylaws of the Company provided to Purchaser are true, accurate, and complete and reflect all amendments made through the date of this Agreement. The Company’s stock and minute books made available to Purchaser for review are correct and complete as of the date of this Agreement; no further entries have been made through the date of this Agreement; and such minute books contain a materially accurate record of all shareholder and corporate actions of the shareholders and directors (and any committees thereof) of the Company taken by written consent or at a meeting since inception. All corporate actions taken by the Company have been duly authorized or ratified. All accounts, books, ledgers and official and other records of the Company fairly and accurately reflect all of the Company’s transactions, properties, assets and liabilities in all material respects.

(d) The Company’s subsidiary, idOnDemand Pty Ltd., is (i) wholly-owned by the Company, (ii) duly organized and validly existing under the laws of the Commonwealth of Australia, and (iii) has full corporate power and all licenses, permits and authorizations necessary to carry on its business as now conducted and to own, lease and operate all of the assets and properties used in connection therewith. Other than as set forth in the foregoing sentence, the Company does not own, directly or indirectly, any outstanding voting securities of or other interests in any other corporation, partnership, joint venture or other business entity.

3.4 No Seller Defaults or Consents. The execution and delivery of this Agreement and the Ancillary Agreements by such Seller and the performance by such Seller of his or her obligations hereunder and thereunder will not violate any provision of law or any judgment, award or decree or any indenture, agreement or other instrument to which such Seller or, to the Knowledge of such Seller, the other Sellers, or any of them, is a party, or by which the properties or assets of such Seller or, to the Knowledge of such Seller, the other Sellers, or any of them, is bound or affected, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under, any such indenture, agreement or other instrument, in each case except to the extent that such violation, default or breach could not reasonably be expected to materially delay or otherwise significantly impair the ability of the parties to consummate the transactions contemplated hereby.

3.5 No Company Defaults or Consents. Neither the execution and delivery of this Agreement by the Sellers nor the carrying out by the Sellers of any of the transactions contemplated hereby will:

(a) violate or conflict with any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Company;

(b) violate any Legal Requirements applicable to the Company in a manner which would have a Material Adverse Effect;

(c) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any Contract or Permit binding upon or applicable to the Company, which violation, conflict, breach, default, acceleration or right would have a Material Adverse Effect;

(d) result in the creation of any lien, charge or other encumbrance on any Properties of the Company; or

(e) require any Seller or the Company to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority.

3.6 No Proceedings. No suit, action or other proceeding is pending or, to the Knowledge of the Sellers, threatened before any Governmental Authority seeking to restrain the Sellers or prohibit their entry into this Agreement or prohibit the Closing, or seeking damages against the Company or its Properties as a result of the consummation of the transactions contemplated by this Agreement.

3.7 Employees; Employee Benefit Matters.

(a) To the Knowledge of the Sellers, (i) there are no employees employed by the Company except for those employees of the Company whose name, positions and material contractual terms have been previously provided by the Company to the Sellers and to the Purchaser (the “Employees”), (ii) the Company does not have any obligation, by law or otherwise, to employ or re-employ any individual, including any former employee of the Company, and (iii) no Key Employee has given or been given notice of termination of employment, and no Key Employee has the intention to leave his/her employment.

(b) Except as disclosed in Schedule 3.7(b), there are no collective bargaining agreements binding upon the Company or its Employees, or works agreements, deferred compensation agreements, executive compensation, incentive bonus or other bonus, pension, profit sharing, severance pay, retirement plans, life, health, disability or accident insurance, vacation or other employee benefit plan, stock option, stock purchase or other agreements or arrangements presently in force maintained or sponsored by the Company with respect to any Employee.

(c) Except for the salary and benefits of the Employees as previously disclosed to the Purchaser, which information is complete and accurate in all material respects, and the Hart Promissory Notes, the Company has no outstanding obligations towards any director, officer or Employee or former director, officer or Employee.

(d) To the Knowledge of the Sellers, all regulations, terms and standards regarding works safety have been observed by the Company and inspections have not resulted in any objections, except where the failure to observe or where any such objections would not have a Material Adverse Effect.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (i) entitle any current or former employee of the Company to terminate, shorten, or otherwise change the terms of his or her employment; (ii) entitled any current or former employee to severance pay, unemployment compensation or any similar payment; (iii) accelerate the time of payment or vesting or increase the amount of any compensation due to any such employee or former employee; or (iv) directly or indirectly result in any payment made to or on behalf of any person to constitute a “parachute payment” within the meaning of Section 280G of the Code. No Employee has any pension benefits or similar rights other than as provided under law.

(f) Schedule 3.7(f) provides a description of each of the following, if any, which is sponsored, maintained or contributed to by the Company for the benefit of the employees or agents of the Company, which has been so sponsored, maintained or contributed to at any time during the Company’s existence or with respect to which the Company has or may have any actual or contingent liability:

(i) each “employee benefit plan,” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA) (“Plan”); and,

(ii) each personnel policy, employee manual or other written statements of rules or policies concerning employment, stock option plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation and sick leave policy, severance pay policy or agreement, deferred compensation agreement or arrangement, consulting agreement, employment contract and each other employee benefit plan, agreement, arrangement, program, practice or understanding which is not described in Section 3.7(a)(i) (“Benefit Program or Agreement”).

(g) True, correct and complete copies of each of the Plans (if any), and related trusts, if applicable, including all amendments thereto, have been furnished to Purchaser. There has also been furnished to Purchaser, with respect to each Plan required to file such report and description, the three most recent reports on Form 5500 and the summary plan description. True, correct and complete copies or descriptions of all Benefit Programs or Agreements have also been furnished to Purchaser.

(h) Except as set forth in Schedule 3.7(h), the Company is not a party to any agreement, and has not established any policy or practice, requiring the Company to make a payment or provide any other form or compensation or benefit to any person performing services for the Company upon termination of such services which would not be payable or provided in the absence of the consummation of the transactions contemplated by this Agreement.

3.8 Financial Matters

(a) To the Knowledge of the Sellers, as of their respective dates, the Company has delivered to Purchaser true and complete copies of Financial Statements with respect to the Company and its business as of and for the years ended December 31, 2010 and 2009, and as of and for the three months ended March 31, 2011 (the “Financial Statements”), and said Financial Statements are attached hereto as Schedule 3.8(a). All of such Financial Statements present fairly in all material respects the financial condition and results of operations of the Company for the dates or periods indicated thereon. All of such Financial Statements have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods indicated. Except as expressly set forth in such Financial Statements, since December 31, 2010, there has not been any (i) extraordinary item, (ii) item affecting comparability, (iii) revaluation, reclassification or appreciation of any asset or property, (iv) capital gain, (v) overpriced sale or other revenue, (vi) under-priced expenditure or other cost, or (vii) cancellation of depreciation.

(b) To Sellers’ Knowledge, there are no liabilities of the Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable, known or unknown, and there are no existing conditions, situations or set of circumstances which could reasonably be expected to result in such liabilities, other than liabilities reflected in or reserved against in the balance sheet included in the Financial Statements in accordance with U.S. GAAP, liabilities arising in the ordinary course of business as of March 31, 2011, and liabilities arising in connection with this Agreement, the Ancillary Agreements and the transactions contemplated hereby.

(c) All of the losses or profits carried forward of the Company have been listed in Financial Statements. All such losses or profits carried forward are valid and, in case of losses carried forward, can be utilized for Tax deduction purposes; it being understood and agreed that the Sellers have not undertaken to understand any of the Purchasers’ or its Affiliates’ Tax attributes, and make no representation or warranty as to whether the Purchaser, the Company or any of their Affiliates shall in fact be entitled to utilize, or recognize or realize any deduction or Tax benefit associated with, any such losses carried forward, as to which there can be no assurance or guaranty.

(d) The Working Capital set forth in the Financial Statements is consistent with past practice.

(e) The Financial Statements contain sufficient provisions for any pension liability, severance payments for employees and severance indemnities for agents, which is not funded, and the Company has duly and regularly accrued on a yearly basis, in respect of the period up to and including the Closing Date the severance indemnities related to the Employees.

(f) Except as otherwise set forth in Schedule 3.8(f), the accounts receivable reflected on the December 31, 2010 balance sheet included in the Financial Statements referenced in Section 3.8(a) and all of the Company’s accounts receivable arising since December 31, 2010 (the “Balance Sheet Date”) arose from bona fide transactions in the ordinary course of business, and the goods and services involved have been sold, delivered and performed to the account obligors, and no further filings (with governmental agencies, insurers or others) are required to be made, no further goods are required to be provided and no further services are required to be rendered in order to complete the sales and fully render the services and to entitle the Company to collect the accounts receivable in full. Except as set forth in Schedule 3.8(f), no such account has been assigned or pledged to any other person, firm or corporation, and, except only to the extent fully reserved against as set forth in the December 31, 2010 balance sheet included in such Financial Statements, no defense or set-off to any such account has been asserted by the account obligor or exists.

(g) Except as provided under the provisions of the agreements described in Schedule 3.8(g), the Company has and will have as of the Closing Date legal and beneficial ownership of its assets and properties, free and clear of any and all Liens, except where the failure to do so would not have a Material Adverse Effect.

(h) The Company has not received any unconditional or conditional shareholders’ contributions or any equity or other capital contributions of any nature that may involve any repayment obligations of the Company, other than the principal amount of the Hart Promissory Notes.

(i) To the Knowledge of Hart, all accounts receivable are bona fide, good and collectible, without any set off, counterclaim, restriction or Liens, and will be fully collectible and fully paid up on the later of (i) the date each account receivable falls due or (ii) the date falling six (6) months after the Closing Date.

(j) All bank accounts and cash and cash equivalents of the Business are available to the Company, free and clear of any Liens.

(k) Neither the profits nor the financial position of the Company during the last three (3) years has been materially adversely affected by any Contract which was not negotiated on an arm’s length basis.

3.9 Absence of Certain Changes.

(a) Except as otherwise set forth in Schedule 3.9(a) attached hereto, since the Balance Sheet Date, there has not been:

(i) any event, circumstance or change that had or is reasonably likely to have a Material Adverse Effect;

(ii) any damage, destruction or loss (whether or not covered by insurance) that had or is reasonably likely to have a Material Adverse Effect; or

(iii) any change in the Company’s sales, pricing policies, accounts receivable or accounts payable which had or is reasonably likely to have a Material Adverse Effect.

(b) Except as otherwise set forth in Schedule 3.9(b) attached hereto, since the Balance Sheet Date, the Company has not done any of the following:

(i) merged into or with or consolidated with, any other corporation or acquired the business or assets of any Person;

(ii) purchased any securities of any Person;

(iii) created, incurred, assumed, guaranteed or otherwise become liable or obligated with respect to any indebtedness, or made any loan or advance to, or any investment in, any person, except in each case in the ordinary course of business, other than the Hart Promissory Notes;

(iv) made any change in any existing election, or made any new election, with respect to any tax law in any jurisdiction which election could have an effect on the tax treatment of the Company or the Company’s business operations;

(v) entered into, amended or terminated any material agreement;

(vi) sold, transferred, leased, mortgaged, encumbered or otherwise disposed of, or agreed to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any Properties except (i) in the ordinary course of business, or (ii) pursuant to any agreement specified in Schedule 3.13;

(vii) settled any claim or litigation, or filed any motions, orders, briefs or settlement agreements in any proceeding before any Governmental Authority or any arbitrator;

(viii) incurred or approved, or entered into any agreement or commitment to make, any expenditures in excess of $25,000 (other than those arising in the ordinary course of business or those required pursuant to any agreement specified in Schedule 3.13);

(ix) maintained its books of account other than in the ordinary course of business in accordance with generally accepted accounting principles and on a basis consistent with prior periods or made any change in any of its accounting methods or practices that would be required to be disclosed under generally accepted accounting principles;

(x) except for the Hart Employment Agreement as set forth in Exhibit B hereto, adopted any plan, benefit program or agreement in respect of its officers, directors or employees, or granted any increase in the compensation payable or to become payable to directors, officers or employees (including, without limitation, any such increase pursuant to any bonus, profit-sharing or other plan or commitment), other than merit increases to non-officer employees in the ordinary course of business and consistent with past practice;

(xi) suffered any extraordinary losses or waived any rights of material value;

(xii) made any payment to any Affiliate in excess of $25,000 or forgiven any indebtedness due or owing from any Affiliate to the Company;

(xiii) (A) liquidated inventory or accepted returns other than in the ordinary course, (B) accelerated receivables, (C) delayed payables, or (D) changed in any material respect the Company’s practices in connection with the payment of payables and/or the collection of receivables;

(xiv) engaged in any one or more activities or transactions with an Affiliate or outside the ordinary course of business;

(xv) declared, set aside or paid any dividends, or made any distributions or other payments in respect of its equity securities, or repurchased, redeemed or otherwise acquired any such securities;

(xvi) amended its Certificate of Incorporation or bylaws;

(xvii) except as contemplated by Section 1.2(c) hereof, issued any capital stock or other securities, or granted, or entered into any agreement to grant, any options, convertible rights, other rights, warrants, calls or agreements relating to its capital stock; or

(xviii) committed to do any of the foregoing.

3.10 Compliance with Laws. Except as otherwise set forth in Schedule 3.10(i), to the Knowledge of the Sellers, the Company is and has been in compliance with any and all Legal Requirements applicable to the Company, other than failures to so comply that would not have a Material Adverse Effect. Except as otherwise set forth in Schedule 3.10(ii), to the Knowledge of the Sellers, the Company (x) has not received or entered into any citations, complaints, consent orders, compliance schedules, or other similar enforcement orders or received any written notice from any Governmental Authority or any other written notice that would indicate that there is not currently compliance with all such Legal Requirements, except for failures to so comply that would not have a Material Adverse Effect, and (y) is not in default under, and no condition exists (whether covered by insurance or not) that with or without notice or lapse of time or both would constitute a default under, or breach or violation of, any Legal Requirement or Permit applicable to the Company, which default, condition, breach or violation would have a Material Adverse Effect. Without limiting the generality of the foregoing, to the Knowledge of the Sellers, the Company has not received notice of and there is no basis for, any claim, action, suit, investigation or proceeding that is reasonably likely to result in a finding that the Company is not or has not been in compliance with Legal Requirements relating to (a) the development, testing, manufacture, packaging, distribution and marketing of products, (b) employment, safety and health, (c) environmental protection, building, zoning and land use and/or (d) the Foreign Corrupt Practices Act and the rules and regulations promulgated thereunder, which non-compliance would have a Material Adverse Effect.

3.11 Litigation. (a) Except as otherwise set forth in Schedule 3.11, to the Knowledge of the Sellers, (i) there are no claims, actions, suits, investigations or proceedings against the Company pending or threatened in any court or before or by any Governmental Authority, or before any arbitrator, that is reasonably likely to have a Material Adverse Effect (whether covered by insurance or not), (ii) there is no basis for any such claim, action, suit, investigation or proceeding, and (iii) there are no circumstances likely to give rise to the same.

(b) To the Knowledge of the Sellers, the Company is not, nor has been, subject to, or is in default with respect to, any order, judgment, injunction, decree or other award made by any arbitral tribunal or Person.

3.12 Real Property

(a) The Company has never owned any real property since its incorporation. Schedule 3.12(a) contains a complete list of all leases, licenses or similar agreements relating to the Company’s use or occupancy of real estate owned by a third party (“Leases”), true and correct copies of which have previously been furnished to Purchaser, in each case setting forth (i) the lessor and lessee thereof and the commencement date, term and renewal rights under each of the Leases, and (ii) the street address and legal description of each property covered thereby (the “Leased Premises”). The Leases and all guaranties with respect thereto, are in full force and effect and have not been amended in writing or otherwise, and no party thereto is in default or breach under any such Lease. To the Knowledge of the Sellers, no event has occurred which, with the passage of time or the giving of notice or both, would cause a material breach of or default under any of such Leases. Neither the Company nor its agents or employees have received written notice of any claimed abatements, offsets, defenses or other bases for relief or adjustment.

(b) With respect to each Leased Premises, as applicable: (i) the Company has a valid leasehold interest in the Leased Premises, free and clear of any Liens, encumbrances, covenants and easements or title defects that have had or are reasonably likely to have a material adverse effect on the Company’s use and occupancy of the Leased Premises; and (ii) the Company has not received any complaint or notice of violation of any applicable zoning or building regulations or environmental laws, regulations, permits, licenses or other authorizations, and no such violation is known to exist. There are no zoning or building regulations, environmental laws, regulations permits, licenses or authorizations or any other restrictions or circumstances of whatever nature as regards use or occupancy, which is likely to preclude or impair or adversely affect the use or occupancy of any real property after the date hereof and after the Closing Date for the purposes for which they are presently used and/or the permitted use under zoning or building regulations, environmental laws, regulations, permits, licenses or other authorizations.

3.13 Commitments.

(a) Except as otherwise set forth in Schedule 3.13(a), the Company is not a party to or bound by any of the following, whether written or oral:

(i) any Contract that cannot by its terms be terminated by the Company with 30 days’ or less notice without penalty or whose term continues beyond one year after the date of this Agreement;

(ii) contract or commitment for capital expenditures by the Company in excess of $25,000 per calendar quarter in the aggregate;

(iii) lease or license with respect to any Properties, real or personal, whether as landlord, tenant, licensor or licensee;

(iv) agreement, contract, indenture or other instrument relating to the borrowing of money (other than the Hart Promissory Notes) or the guarantee of any obligation or the deferred payment of the purchase price of any Properties;

(v) partnership agreement;

(vi) contract with any Affiliate of the Company (including the Sellers) relating to the provision of goods or services by or to the Company;

(vii) agreement for the sale of any assets that in the aggregate have a net book value on the Company’s books of greater than $5,000;

(viii) agreement that purports to limit the Company’s freedom to compete without restriction in any line of business or in any geographic area;

(ix) preferential purchase right, right of first refusal, or similar agreement; or

(x) other Contract that is material to the business of the Company.

(b) All of the Contracts listed or required to be listed in Schedule 3.13(a) are valid and binding on the Company and in full force and effect, and the Company has not been notified or advised by any party thereto of such party’s intention or desire to terminate or modify any such Contract in any respect, except as disclosed in Schedule 3.13(a). To the Knowledge of Hart, the Company has performed and duly and timely taken all actions necessary to enable it to perform when due all obligations under the Contracts. To the Knowledge of the Sellers, the Company is not, nor has been, in material default under any provision of any Contract and no event has occurred or will occur which, but for the passage of time or giving of notice, would constitute such a material default. To the Knowledge of Hart, following the Closing, the Company will continue to be entitled to all of the benefits currently held by the Company under each Contract listed or required to be listed in Schedule 3.13(a), and no notice of termination of any Contract has been given, and, to the Sellers’ Knowledge, no party other than the Company intends to terminate any Contract.

(c) Except as otherwise set forth in Schedule 3.13(c), the Company is not a party to or bound by any Contract or Contracts the terms of which were arrived at by or otherwise reflect less-than-arm’s-length negotiations or bargaining. To the Knowledge of Hart, all Contracts are consistent with (i) fair market terms, conditions and prices, (ii) applicable laws and regulations and (iii) past practices of the Business.

(d) The execution of this Agreement, the consummation of the transactions provided for herein, or the fulfillment of the terms hereof will not (i) result in a breach of any of the terms and provisions of, or constitute a default under or conflict with, any Contract, (ii) result in any Contracts not being renewed in connection with ordinary renewals thereof, (iii) give any other party the right to terminate or cancel, or change, in any way which is adverse to the Company, the terms or conditions of any Contract, or (iv) result in any acceleration of any right or obligation, or in a loss of any benefit, of the Company under any Contract.

(e) Except as described on Schedule 3.13(e), no Contract contains a provision requiring the consent of a party in the event of a change in control or ownership of the other party or the payment of any premium or penalty in connection with prepayment or other early performance.

(f) Other than on a basis consistent with its prior practice, the Company has not granted or offered any warranties or similar undertakings for goods and/or services manufactured, rendered or sold.

3.14 Insurance.

(a) To the Sellers’ Knowledge, the Business and all the assets and properties of the Company of an insurable nature are insured by insurance policies held by the Company, against fire, accidents, product and general liability, use and occupancy and other insurable events, occurrences or risks with reputable and sound insurers covering such Business and assets and properties in amounts and against such losses and risks as are maintained by prudent companies engaged in comparable businesses. Valid policies for such insurance are and will duly be in force for at least three (3) Business Days after the Closing Date.

(b) To the Sellers’ Knowledge, the Company is in compliance with all terms and conditions contained in all relevant insurance policies and nothing has been done or omitted to be done by any Person which would make any policy or insurance void or voidable, or which may involve any reduction or mitigation of any insurance proceeds under any policy or insurance.

3.15 Intellectual Property and Business Know-How.

(a) Schedule 3.15(a) contains a complete and correct list of (i) all registered Intellectual Property and Business Know-How and (ii) Intellectual Property and Business Know-How which has been applied for in writing for registration in the name of the Company. The Company owns and holds the exclusive right, title and unrestricted interest in all Intellectual Property and Business Know-How which is used by the Company, or which is used or proposed to be used in, or necessary for, the Business. To the Knowledge of the Sellers, no such Intellectual Property and Business Know-How is subject to any Liens, and no such Intellectual Property and Business Know-How is wholly or partially owned, held or controlled by any other Person other than the Company.

(b) To the Sellers’ Knowledge, claims or circumstances, which could lead to claims, in connection with employee inventions do not exist.

(c) To the Sellers’ Knowledge, the Company has not been, nor is, in breach of any Contract relating to Intellectual Property or Business Know-How.

(d) Except as set forth in Schedule 3.15(d), to the Sellers’ Knowledge, the Company has not granted nor is obliged to grant, any Person any right or license to use any Intellectual Property or Business Know-How which is used by the Company, or which is used or proposed to be used in, or is necessary for, the Business.

(e) To the Sellers’ Knowledge, there has been no, and there is no, infringement by the Company of any Intellectual Property and Business Know-How of any Person and no claim, action, suit or proceeding pertaining to Intellectual Property or Business Know-How relating to the Business exists or is threatening.

(f) To the Sellers’ Knowledge, there has been no, and there is no, infringement by any Person of any Intellectual Property or Business Know-How belonging to the Company or which is used or proposed to be used in, or necessary for, the Business. The Company has not made, intended to make or intends to make any claim, whether for infringement, damages or otherwise, to any Person regarding the use of Intellectual Property and Business Know-How, nor does any valid basis exist for such claims.

(g) The registrations and registration applications of all Intellectual Property and Business Know-How which is used by the Company, or used or proposed to be used in, or necessary for, the Business and which is subject to registration are valid, subsisting, and are not withdrawn, cancelled or abandoned, and all applicable application fees and renewal fees have been paid, and all other actions and measures required to maintain or protect any such Intellectual Property or Business Know-How have been duly and timely taken.

(h) To the Sellers’ Knowledge, the Intellectual Property and Business Know-How which is used by the Company, or used or proposed to be used in, or is necessary for, the Business is and has been duly properly protected against access and use by all unauthorized Persons and the Company is not obliged to disclose any such Intellectual Property or Business Know-How to any Person (other than the Purchaser and its representatives), and, there is not and has never been any unauthorized use of any such Intellectual Property or Business Know-How.

(i) To the Sellers’ Knowledge, the Company has not granted formal or informal consent to any Person to use or register any Intellectual Property or Business Know-How nor, to the Sellers’ Knowledge, has any Person used or is intending to use, any Intellectual Property which might be confused with any Intellectual Property which is used by the Company or which is used in or necessary for the Business.

(j) Except as set forth in Schedule 3.15(j), to the Sellers’ Knowledge, when computer software is used in the Business, the Company has sole possession of the source code thereto and has not granted any rights whatsoever in or over the source code(s) to any Person.

3.16 Tangible Assets. All items of machinery, equipment and any other tangible assets owned, leased or used by the Company is available to use for the benefit of the Company, and is in good operating condition and repair, subject only to ordinary wear and tear, which is not such as to affect adversely the operation of the Company, and all such assets are free and clear of any Liens; and to the Knowledge of the Sellers, the Company owns and has good and marketable title to each item referred to in this sentence, in each case except as would not have a Material Adverse Effect.

3.17 Conduct of Business, Permits and Authorizations.

(a) Except as otherwise set forth in Schedule 3.17(a), the Company has all material Permits necessary for the Company to own, operate, use and/or maintain its properties and to conduct its business and operations as presently conducted and as expected to be conducted in the future. Except as otherwise set forth in Schedule 3.17(a), all such Permits are in effect, no proceeding is pending or, to the Knowledge of the Sellers, threatened to modify, suspend or revoke, withdraw, terminate, or otherwise limit any such Permits, and no administrative or governmental actions have been taken or, to the Knowledge of the Sellers, threatened in connection with the expiration or renewal of such Permits which could adversely affect the ability of the Company to own, operate, use or maintain any of its properties or to conduct its business and operations as presently conducted and as expected to be conducted in the future. Except as otherwise set forth in Schedule 3.17(a), (i) no violations have occurred that remain uncured, unwaived, or otherwise unresolved, or are occurring in respect of any such Permits, other than inconsequential violations, and (ii) no circumstances exist that would prevent or delay the obtaining of any requisite consent, approval, waiver or other authorization of the transactions contemplated hereby with respect to such Permits that by their terms or under applicable law may be obtained only after Closing.

(b) Set forth on Schedule 3.17(b) is a list of all authorizations, consents, approvals, franchises, licenses and permits required by any Person (other than a Governmental Authority) for the operation of the business of the Company as presently operated (the “Other Authorizations”). All of the Other Authorizations have been duly issued or obtained and are in full force and effect, and the Company is in compliance with the terms of all the Other Authorizations. The Sellers have no knowledge of any facts which could be expected to cause them to believe that the Other Authorizations will not be renewed by the appropriate Person in the ordinary course. Each of the Other Authorizations may be assigned and transferred to the Purchaser in accordance with this Agreement and will continue in full force and effect thereafter, in each case without (i) the occurrence of any breach, default or forfeiture of rights thereunder, or (ii) the consent, approval, or act of, or the making of any filings with, any Person.

(c) To the Sellers’ Knowledge, the Company has developed and has at their free disposal drawings and other documentation, manuals, service and maintenance instructions in respect of all machines and products used, produced and sold by the Company, and, as regards products produced or sold, such documentation has been translated into the official languages used in each country where the products are and have been sold.

(d) No subsidies, Tax reductions, financial grants or assistance will affect the Business or the Company subsequent to the Closing Date and the Purchaser or the Company will not be required to repay any such subsidy, grant or assistance. The Company has complied with all conditions for any such subsidy, financial grant or assistance and no repayment obligation exists, nor is any additional investment required to comply with such subsidies, grants or assistance nor will any such subsidy, grant or assistance be liable to be repaid or reduced solely as a result of the transactions under this Agreement.

(e) All the records and systems (including but not limited to computer systems) and all data and information of the Company are recorded, stored, maintained, operated or otherwise held exclusively by the Company and are not wholly or partly dependent on any facilities or means which are not under the exclusive ownership and control of the Company.

(f) To Sellers’ Knowledge, neither the Sellers nor any of its Affiliates nor any director, officer, or other employee of the Sellers or its Affiliates, nor any relatives of any of the foregoing, owns, directly or indirectly, individually or collectively, any financial interest in, or is a director, officer, customer or employee of, any Person which is involved in a business similar or competitive to the Business or which is a customer, consultant or supplier to the Company.

(g) Except as set forth on Schedule 3.17(g), to the Knowledge of the Sellers, the Company has been and is currently in compliance with all applicable Environmental Laws, including obtaining and maintaining in effect all Permits required by applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect.

(h) Neither the Sellers, nor to the Knowledge of the Sellers, the Company nor any other Affiliate or agent of the Company, or any other person acting on behalf of or associated with the Company, acting alone or together, has (a) received, directly or indirectly, any rebates, payments, commissions, promotional allowances or any other economic benefits, regardless of their nature or type, from any customer, supplier, employee or agent of any customer or supplier; or (b) directly or indirectly given or agreed to give any money, gift or similar benefit to any customer, supplier, employee or agent of any customer or supplier, any official or employee of any government (domestic or foreign), or any political party or candidate for office (domestic or foreign), or other person who was, is or may be in a position to help or hinder the business of the Company (or assist the Company in connection with any actual or proposed transaction), in each case which (i) may subject the Company to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (ii) if not given in the past, have a Material Adverse Effect, or (iii) if not continued in the future, is reasonably likely to have a Material Adverse Effect.

3.18 Taxes and Other Charges.

(a) Hart represents and to the Knowledge of the other Sellers, the Company will not be subject to any Tax, social security, insurance, penalties, pensions and other similar costs, relating to the period prior to the Closing Date other than those for which full reserves have been made in the Financial Statements and the Closing Date Accounts and those accrued and paid in the ordinary course of business from the date of the adoption of the Financial Statements and until Closing Date. Hart represents and to the Knowledge of the other Sellers, no deficiency in payment of Tax in respect of the period up to and including the Closing Date has been, is or will be claimed or made by any Tax authority for any year or part of a year in respect of the Company.

(b) All Tax Returns and other returns and reports required to be filed by the Company have been duly and timely filed with the appropriate Governmental Entities and, Hart represents and to the Knowledge of the other Sellers, such Tax Returns are true, correct and complete. There has not been any audit, inquiry or investigation by any Person relating to Tax with respect to the Company, and no such audits, inquiries or investigations are pending.

(c) Hart represents and to the Knowledge of the other Sellers, all amounts required to be paid by the Company for the purpose of Tax, withholding, social security, insurance, pensions and other similar costs or benefits relating to employees have been duly and timely paid and all amounts required to be deducted from moneys paid to employees for the purposes of Tax, social security, insurance, pensions and other similar costs or benefits relating to employees have been deducted and have been paid to the appropriate Governmental Authority, and there is no dispute on any issue in respect of any deduction or payment.

(d) Neither the Company nor any of its Affiliates (A) has been a member of an group filing a consolidated federal Tax Return or (B) has any liability for the Tax of any person under Treasury Regulation Section 1.1502-6 (or similar provision of state, local, or non-U.S. law), as a transferee or successor, by contract, or otherwise.

3.19 Products and Services.

(a) To the Sellers’ Knowledge, each of the products and services produced, sold or provided by the Company or in connection with the Business, has been, and is, in compliance with all applicable laws and regulations, except where the failure to be in compliance would not have a Material Adverse Effect.

(b) There are no warranty or product liability claims pending or, to the Sellers’ Knowledge, threatened with respect to any products or services sold, produced or provided by the Company or in connection with the Business, and, to the Sellers’ Knowledge, there are no such circumstances likely to give rise to the same.

3.20 Intermediaries; Brokers. No broker, finder, advisor or intermediary will be entitled to any fee, commission or other payment of any nature from the Company in connection with the transactions contemplated in this Agreement or the consummation thereof.

3.21 Transactions With Affiliates. Except as set forth on Schedule 3.21 and except for normal advances to employees consistent with past practices, payment of compensation for employment to employees consistent with past practices, and participation in scheduled Plans or Benefit Programs and agreements by employees, the Company has not purchased, acquired or leased any property or services from, or sold, transferred or leased any property or services to, or loaned or advanced any money to, or borrowed any money from, or entered into or been subject to any management, consulting or similar agreement with, or engaged in any other significant transaction with the Seller or any other officer, director or shareholder of the Company or any of their respective Affiliates. Except as set forth on Schedule 3.21, none of the Sellers nor any other Affiliate of the Company is indebted to the Company for money borrowed or other loans or advances, and the Company is not indebted to any such Affiliate.

3.22 Information; Disclosure.

(a) To the Sellers’ Knowledge, no representation or warranty herein, and no document heretofore provided to the Purchaser by or on behalf of the Sellers or the Company, contain any untrue statement of fact or has omitted to state a fact necessary to make the statements contained herein or therein not misleading.

(b) The warranties and representations given above shall be separate and independent. No representation or warranty of the Sellers set forth in this Agreement shall be deemed waived or otherwise affected by any commercial or financial analysis, or any inquiry or investigation which Purchaser, its advisors, auditors or representatives may make with respect to the Company or the Business. Such exclusions and limitations can only be made in the Disclosure Schedule.

3.23 Investment Representations of the Sellers. In connection with its acquisition of the INVE Shares constituting the Share Consideration and/or the Earn-Out Consideration, each Seller hereby represents and warrants, severally but not jointly, to the Purchaser as follows:

(a) In evaluating the suitability of an investment in the Purchaser, Seller has not relied upon any representations or other information (whether written or oral) from the Purchaser, except as expressly set forth herein. Seller also acknowledges that it has relied solely upon the information contained herein and upon investigations made by it in making the decision to invest in the Purchaser.

(c) Seller recognizes that any information furnished by the Purchaser does not constitute investment, accounting, tax or legal advice. Moreover, the Seller is not relying upon the Purchaser with respect to Seller’s tax and other economic circumstances in connection with its investment in Purchaser. Seller has had the opportunity to ask questions of such legal, tax, accounting and investment advisors as it has deemed necessary and advisable in connection with the acquisition of the INVE Shares, this Agreement and the transactions contemplated hereby, and has relied on the advice of, or has consulted with, only its own professional advisors.

(d) Seller is aware that the INVE Shares of Purchaser to be acquired by Seller pursuant to the terms of this Agreement are being offered and sold by means of an exemption under the Securities Act of 1933, as amended (the “Securities Act”), as well as exemptions under certain state securities laws for nonpublic offerings, and that it makes the representations, declarations and warranties as contained in this Section 3.23 with the intent that the same shall be relied upon in determining its suitability as a purchaser of such INVE Shares.

(e) Seller either (i) is an “Accredited Investor” as defined in Rule 501 of Regulation D and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in the Purchaser and of making an informed investment decision or (ii) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the transactions contemplated by this Agreement, including, but not limited to the sale of such Seller’s Shares and the acquisition of INVE Shares.

(f) Seller is aware that it cannot sell or otherwise transfer the INVE Shares of Purchaser without registration under applicable federal and state securities laws or without an exemption therefrom, and is aware that it will be required to bear the financial risks of its purchase for an indefinite period of time because, among other reasons, the INVE Shares constituting the Share Consideration or the Earn-Out Consideration have not been registered with the Securities and Exchange Commission (“SEC”) or any regulatory authority of any State. Seller also understands that the Purchaser is under no obligation to register the INVE Shares on its behalf or to assist it in complying with any exemption from registration under applicable federal or state securities laws.

(g) Seller recognizes that no federal or state agency has recommended or endorsed the purchase of the INVE Shares hereunder or passed upon the adequacy or accuracy of the information set forth herein, and that the Purchaser is relying on the truth and accuracy of the representations, declarations and warranties made by Seller as contained herein.

(h) Seller has at all times been given the opportunity to obtain reasonably requested additional information, to verify the accuracy of the information received and to ask questions of and receive answers from certain representatives of the Purchaser concerning the terms and conditions of Seller’s investment in Purchaser and the nature and prospects of the Purchaser’s business.

(j) Seller is acquiring the INVE Shares hereunder for investment for its own account and not with a view to or for sale in connection with any distribution of the INVE Shares to or for the accounts of others.

(l) Seller understands and agrees that a legend in substantially the following form may be placed on all certificates evidencing the INVE Shares:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), NOR ANY APPLICABLE STATE SECURITIES LAWS IN RELIANCE UPON AVAILABLE EXEMPTIONS THEREFROM. THESE SECURITIES CANNOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF TO ANY PERSON OR ENTITY UNLESS SUBSEQUENTLY REGISTERED UNDER THE ACT OR IN RELIANCE UPON AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS THEREOF AS EVIDENCED BY AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS.

IN ADDITION TO THE FOREGOING RESTRICTIONS, THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CONTRACTUAL RESTRICTIONS PURSUANT TO THAT CERTAIN LOCK-UP AGREEMENT, DATED APRIL 29, 2011, AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF, EXCEPT IN ACCORDANCE THEREWITH.

3.24 Representations Separate. Each of the representations and warranties in this Article III shall be construed as a separate representation or warranty and (save as expressly provided to the contrary in this Article III) shall not be limited or restricted by reference to or inference from the terms of any other representation or warranty.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1 Purchaser’s Representations and Warranties. The Purchaser represents and warrants to the Sellers, and each of them, as of the date of this Agreement and as of the Closing Date, as follows:

(a) The Purchaser is a corporation duly organized and in good standing under the laws of the State of Delaware.

(b) The Purchaser has full corporate power and authority to execute and deliver this Agreement and each other document delivered in connection herewith and to consummate the transactions contemplated in this Agreement.

(c) This Agreement and other documents executed and delivered by the Purchaser in connection with this Agreement have been duly authorized and constitute binding obligations, and are enforceable against, the Purchaser in accordance with their respective terms.

(d) The INVE Shares (i) representing the Share Consideration to be issued subject to and in accordance with the terms and conditions of this Agreement have been duly authorized by all necessary corporate action of the Purchaser and (ii) representing the Earn-Out Consideration to be issued in accordance with the terms and conditions of this Agreement will, prior to issuance thereof, be duly authorized by all necessary corporate action of the Purchaser, and, in each case, when issued in accordance herewith, will be validly issued, fully paid and non-assessable.

(e) The Purchaser has filed all forms, reports and documents required to be filed by it with the SEC since January 1, 2010 through the date of this Agreement (collectively, the “Purchaser SEC Reports”). As of the respective dates they were filed or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing, (i) the Purchaser SEC Reports complied in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the case may be, and (ii) none of the Purchaser SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(f) Purchaser will have, as of the Closing Date, sufficient funds available to consummate the transactions contemplated by, and to perform its obligations under, this Agreement. Purchaser acknowledges and agrees that Purchaser’s performance of its obligations under this Agreement is not in any way contingent upon the availability of financing to Purchaser.

(g) Purchaser is an “accredited investor” as defined under Rule 501 of the Securities Act and is acquiring the Sellers’ Shares for its own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state or foreign securities laws, and such Sellers’ Shares will not be disposed of in contravention of the Securities Act or such laws. Purchaser acknowledges that (i) the Sellers’ Shares have not been registered under the Securities Act or any state or foreign securities laws, (ii) there is no public market for the Sellers’ Shares and there can be no assurance that a public market shall develop, and (iii) it must bear the economic risk of its investment in the Sellers’ Shares for an indefinite period of time.

(h) No suit, action or other proceeding is pending or, to the knowledge of the Purchase, threatened before any Governmental Authority seeking to restrain the Purchaser or prohibit its entry into this Agreement or prohibit the Closing, or seeking damages against the Purchaser or its Properties as a result of the consummation of the transactions provided in this Agreement.

(i) Neither the execution and delivery of this Agreement by Purchaser nor the carrying out by Purchaser of any of the transactions contemplated hereby will:

(i) violate or conflict with any of the terms, conditions or provisions of the certificate of incorporation or bylaws of the Purchaser;

(ii) violate any Legal Requirements applicable to Purchaser in a manner which would have a Material Adverse Effect;

(iii) violate, conflict with, result in a breach of, constitute a default under (whether with or without notice or the lapse of time or both), or accelerate or permit the acceleration of the performance required by, or give any other party the right to terminate, any Contract or Permit binding upon or applicable to the Company, which violation, conflict, breach, default, acceleration or right would have a Material Adverse Effect;

(iv) result in the creation of any lien, charge or other encumbrance on any Properties of the Company which would have a Material Adverse Effect; or

(v) require Purchaser to obtain or make any waiver, consent, action, approval or authorization of, or registration, declaration, notice or filing with, any private non-governmental third party or any Governmental Authority, except for any filings or notices that may be required under applicable federal and state securities laws and The NASDAQ Stock Exchange.

ARTICLE V - OBLIGATIONS PRIOR TO CLOSING

5.1 Company’s Conduct of Business and Operations. The Sellers’ Representative shall keep Purchaser advised as to any material changes to the current operations of the Company and any proposed material operations relating to the Company. The Sellers’ Representative shall procure that the Company shall (a) conduct its business in the ordinary course consistent with past practice, (b) keep available the services of the Key Employees, (c) maintain and operate its material properties in a good and workmanlike manner, ordinary wear and tear excepted, (d) pay or cause to be paid all costs and expenses (including but not limited to insurance premiums) incurred in connection therewith in a timely manner, (e) use commercially reasonable efforts to keep all Contracts listed or required to be listed on Schedule 3.13 in full force and effect, (f) comply in all material respects with all of the covenants contained in all such material Contracts, (g) maintain in force until the Closing Date insurance policies equivalent to those in effect on the date hereof, and (h) comply in all material respects with all applicable Legal Requirements. Except as otherwise contemplated in this Agreement, the Sellers’ Representative shall procure that the Company will use its commercially reasonable efforts to preserve the present relationships of the Company with the Company’s current employees, customers and suppliers.

5.2 General Restrictions. Except as otherwise expressly permitted in this Agreement, without the prior written consent of Purchaser, which consent shall not be unreasonably withheld or delayed, the Sellers’ Representative shall use his best efforts to ensure that the Company shall not:

(i) declare, set aside or pay any dividends, or make any distributions or other payments in respect of its equity securities, or repurchase, redeem or otherwise acquire any such securities;

(ii) merge into or with or consolidate with, any other corporation or acquire the business or assets of any person;

(iii) purchase any securities of any person;

(iv) amend its certificate of incorporation or bylaws;

(v) issue any capital stock or other securities, or grant, or enter into any agreement to grant, any options, convertibility rights, other rights, warrants, calls or agreements relating to its securities;

(vi) create, incur, assume, guarantee or otherwise become liable or obligated with respect to any indebtedness, or make any loan or advance to, or any investment in, any person, except in each case in the ordinary course of business;

(vii) make any change in any existing election, or make any new election, with respect to any tax law in any jurisdiction which election could have an effect on the tax treatment of the Company or the Company’s business operations;

(viii) enter into, amend or terminate any material agreement;

(ix) sell, transfer, lease, mortgage, encumber or otherwise dispose of, or agree to sell, transfer, lease, mortgage, encumber or otherwise dispose of, any material Properties except (i) in the ordinary course of business, or (ii) pursuant to any agreement specified in Schedule 3.13;

(x) settle any material claim or litigation, or file any material motions, orders, briefs or settlement agreements in any proceeding before any Governmental Authority or any arbitrator;

(xi) other than in the ordinary course of business consistent with past practices, incur or approve, or enter into any agreement or commitment to make, any expenditures in excess of $10,000 (other than those required pursuant to any agreement specified in Schedule 3.13);

(xii) maintain its books of account other than in the usual, regular and ordinary manner in accordance with generally accepted accounting principles and on a basis consistent with prior periods or make any change in any of its accounting methods or practices;

(xiii) make any change, whether written or oral, to any agreement or understanding with any of the suppliers or customers listed on Schedule 3.13;

(xiv) accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates or the dates when they would have been collected in the ordinary course of business consistent with past practices;

(xv) delay or accelerate payment of any accrued expense, trade payable or other liability beyond or in advance of its due date or the date when such liability would have been paid in the ordinary course of business consistent with past practices;

(xvi) allow its levels of inventory to vary in any material respect from the levels customarily maintained;

(xvii) adopt any Plan or Benefit Program or Agreement or increase the compensation payable to any employee (including, without limitation, any increase pursuant to any bonus, profit-sharing or other incentive plan or commitment);

(xviii) become a party to or bound by any of the arrangements described in Section 3.13(a), whether written or oral;

(xix) engage in any one or more activities or transactions outside the ordinary course of business;

(xx) enter into any transaction or make any commitment which could result in any of the representations, warranties or covenants of the Company and/or Seller contained in this Agreement not being true and correct in all material respects after the occurrence of such transaction or event; or

(xxi) commit to do any of the foregoing.

5.3 Preferential Purchase Rights. To the extent there are any parties entitled or who may become entitled to exercise preferential purchase or consent rights with respect to the transactions contemplated hereby, the Sellers, and each of them, shall promptly use their best efforts to obtain the agreement in writing of such parties to waive or not exercise such rights, which request shall be in form reasonably satisfactory to and approved by Purchaser.

5.4 Ensure Conditions Met. Subject to the terms and conditions of this Agreement, each party hereto shall use all reasonable best efforts to take or cause to be taken all actions and do or cause to be done all things required under applicable Legal Requirements in order to consummate the transactions contemplated hereby, including, without limitation, (i) obtaining all Permits, authorizations, consents and approvals of any Governmental Authority or other person which are required for or in connection with the consummation of the transactions contemplated hereby and by the Ancillary Agreements, (ii) taking any and all reasonable actions necessary to satisfy all of the conditions to each party’s obligations hereunder as set forth in Article VI, and (iii) executing and delivering all agreements and documents required by the terms hereof to be executed and delivered by such party on or prior to the Closing.

5.5 Employee Matters. The Sellers’ Representative shall use his best efforts to procure that:

(a) The Company shall take such actions as may be necessary or appropriate to cause each Plan or Benefit Program or Agreement in effect on the date of this Agreement to remain in full force and effect; provided, however, that to the extent requested in writing by Purchaser at least three (3) days prior to the Closing Date, the Company shall, effective as of the Closing Date, cease to sponsor, maintain or contribute to any Plan or Benefit Program or Agreement specified by Purchaser in such written request.

(b) The Company shall permit Purchaser to contact and make arrangements with the Company’s employees for the purpose of assuring their continued employment by the Company after the Closing and for the purpose of ensuring the continuity of the Company’s business, and the Company agrees not to discourage any such employees from consulting with Purchaser.

(c) The Company shall use its commercially reasonable efforts to keep available the services of its present employees through the Closing Date.

5.6 Payoff; Debt Conversion. (a) Prior to Closing, Hart shall use his reasonable best efforts to procure that (i) the Company shall payoff all indebtedness for borrowed money of the Company and receive from each such creditor an agreement to deliver, upon full payment, UCC-3 termination statements, other appropriate releases and any original promissory notes or other evidences of indebtedness marked canceled, and (ii) the Company shall provide Purchaser with evidence of satisfaction in full or release of all guarantees, notes, or obligations of the Company to or on behalf of the Seller or any other Affiliate of the Company.

(b) Prior to the Closing Date, in accordance with Section 1.2(c), Hart shall convert all outstanding Hart Promissory Notes held by him into shares of Common Stock and shall provide Purchaser with evidence as it shall deem necessary and appropriate of such conversion.

5.7 Access to Information. From the date of this Agreement through the Closing, the Sellers will give, and cause the Company to give, the Purchaser, its counsel, advisors, auditors and other authorized representatives access to the offices, properties, books and records of the Company, and furnish, and will cause the Company to furnish, to the Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company as those persons may reasonably request and instruct the employees, counsel and financial advisors of the Sellers or the Company to cooperate with the Purchaser in its investigation of the Company. Any investigation pursuant to this Section 5.7 shall be conducted during normal business hours in such manner as not to interfere unreasonably with the conduct of the business of the Sellers or the Company.

5.8 Conduct of the Sellers. During the period between the date of this Agreement and the Closing Date, the Sellers will not, and will not permit the Company to, take or agree or commit to take any action that would make any representation or warranty of the Sellers hereunder inaccurate in any material respect at, or as of any time prior to, the Closing Date or to omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.

5.9 Withholding. To the extent any portion of the Purchase Price is subject to withholding or similar Tax, such withheld amounts shall be considered to have been paid to the Sellers for purposes of this Agreement. Hart shall cause the Company to deliver to the Purchaser an affidavit in the form of Exhibit C hereto, under penalty of perjury, stating the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h) so that Purchaser is exempt from withholding under Section 1445 of the Internal Revenue Code any portion of the Purchase Price hereunder.

ARTICLE VI - CONDITIONS TO OBLIGATIONS OF SELLERS AND PURCHASER

6.1 Conditions to Obligations of the Sellers. The obligations of the Sellers to carry out the transactions contemplated by this Agreement are subject, at the option of the Sellers, to the satisfaction or waiver of the following conditions:

(a) All representations and warranties of Purchaser contained in this Agreement shall be true and correct in all material respects at and as of the Closing, and Purchaser shall have performed and satisfied in all material respects all covenants and agreements required by this Agreement to be performed and satisfied by it prior to the Closing.

(b) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated on behalf of the Company by the Sellers) shall be pending or, to the Knowledge of the Sellers, threatened before any Governmental Authority seeking to restrain the Sellers or prohibit the Closing.

6.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to carry out the transactions contemplated by this Agreement are subject, at the option of Purchaser, to the satisfaction or waiver by Purchaser of the following conditions:

(a) All representations and warranties of the Sellers contained in this Agreement shall be true and correct in all material respects at and as of the Closing, and the Sellers, and each of them, shall have performed and satisfied in all material respects all agreements and covenants required by this Agreement to be performed and satisfied by them at or prior to the Closing.

(b) As of the Closing Date, no suit, action or other proceeding (excluding any such matter initiated by or on behalf of Purchaser) shall be pending or, to the Knowledge of the Sellers, threatened before any court or governmental agency seeking to restrain Purchaser or prohibit the Closing or seeking damages against Purchaser or its properties as a result of the consummation of this Agreement.

(c) Since the Balance Sheet Date and up to and including the Closing, there shall not have been any event, circumstance, change or effect that, individually or in the aggregate, had or is reasonably likely to have a Material Adverse Effect.

(d) Purchaser shall have completed its due diligence investigation, and the results thereof shall not have revealed that any of the representations of the Sellers set forth herein are untrue or incorrect in any respect or otherwise unsatisfactory to Purchaser.

(e) All proceedings to be taken by the Company in connection with the transactions contemplated hereby, including the waiver by the Company of any and all rights of first refusal to purchase the Sellers’ Shares, and all documents incident thereto shall be satisfactory in form and substance to Purchaser and its counsel, and Purchaser and said counsel shall have received all such counterpart originals or certified or other copies of such documents as it or they may reasonably request.

(f) The Board of Directors of Purchaser shall have approved this Agreement and Purchaser’s acquisition of the Sellers’ Shares contemplated hereby.

(g) No proceeding in which the Sellers, or any of them, or the Company shall be a debtor, defendant or party seeking an order for its own relief or reorganization shall have been brought or be pending by or against such person under any United States or state bankruptcy or insolvency law.

(h) The Purchaser shall have received copies of evidence, reasonably satisfactory to it, of (i) the termination, repayment or extinguishment, at or prior to Closing, of all indebtedness of the Company, (ii) the conversion of the Hart Promissory Notes into

Common Stock, and (iii) the exercise or conversion into shares of Common Stock of all outstanding option, warrants or other securities of the Company convertible into or exchangeable for shares of Common Stock.

(i) The Purchaser shall be provided with evidence reasonably satisfactory to it that the net debt of the Company as of the Closing Date is $0.

(j) Hart shall have executed and delivered to the Company the Employment Agreement in the form attached hereto as Exhibit B.

(k) Purchaser shall have received on the Closing Date an affidavit procured by Hart substantially in the form attached hereto as Exhibit C.

(l) Purchaser shall be satisfied that it will be able to obtain all audited historical and unaudited pro forma Financial Statements with respect to the Company, if any, together with any required consent of the Company’s independent public accountants, that may be required to be included in a Current Report on Form 8-K.

ARTICLE VII - POST-CLOSING OBLIGATIONS

7.1 Further Assurances. Following the Closing, the Sellers and the Purchaser shall execute and deliver such documents, and take such other action, as shall be reasonably requested by any other party hereto to carry out the transactions contemplated by this Agreement.

7.2 Publicity. None of the parties hereto shall issue or make, or cause to have issued or made, any public release or announcement concerning this Agreement or the transactions contemplated hereby, without the advance approval in writing of the form and substance thereof by each of the other parties, except as required by law (in which case, so far as possible, there shall be consultation among the parties prior to such announcement), and the parties shall endeavor jointly to agree on the text of any announcement or circular so approved or required.

7.3 Access to Information. On and after the Closing Date, the Sellers will promptly give to the Purchaser and its agents reasonable access to books of account, financial and other records (including, without limitation, accountant’s work papers), information, employees and auditors of the Company and its Affiliates to the extent necessary or useful for the Purchaser in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Company. Any access pursuant to this Section 7.3 shall not interfere unreasonably with the conduct of the business of the Company or its Affiliates.

7.4 Non-Competition, Non-Solicitation and Non-Disclosure.

(a) General. In consideration of the payment of the Purchase Price, and in order to induce the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, Hart hereby covenants and agrees as follows:

(i) Without the prior written consent of the Purchaser, Hart shall not for a period of five (5) years from and after the Closing Date (A) directly or indirectly acquire or own in any manner any interest in any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the business of the Company or which competes or plans to compete in any way with the Purchaser or any of its subsidiaries or Affiliates, anywhere in the world (the “Territory”), (B) be employed by or serve as an employee, agent, officer, director of, or as a consultant to, any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the business of the Company or which competes or plans to compete in any way with the Purchaser or any of its subsidiaries or Affiliates within the Territory, or (C) utilize his special knowledge of the business of the Company and his or its relationships with customers, suppliers and others to compete with Purchaser and/or any of its Affiliates in any business; provided, however, that nothing herein shall be deemed to prevent Hart from (i) (A) owning securities, directly or indirectly, in and (B) acting as an officer or a member of the board of directors of each of Mojo Ideas, Inc., Nexkey Systems, Inc. and Mission Peak Ranch, Inc., provided, however, that (1) Hart’s participation as an officer or a director of any such entity does not impair his ability to perform fully or otherwise detract from his obligations to the Company under his Employment Agreement, and (2) any such entity is not reasonably considered by Purchaser, after consultation with Hart, to be a competitor of the Purchaser or any of its subsidiaries or Affiliates, and (ii) acquiring through market purchases and owning, solely as an investment, less than three percent (3%) in the aggregate of the equity securities of any class of any issuer whose shares are registered under Section 12(b) or Section 12(g) of the Exchange Act, and are listed or admitted for trading on any United States national securities exchange or are quoted on any system of automated dissemination of quotations of securities prices in common use, so long as Hart is not a member of any “control group” (within the meaning of the rules and regulations of the SEC) of any such issuer. Hart acknowledges and agrees that the covenants provided for in this Section 7.4(a) are reasonable and necessary in terms of time, area and line of business to protect the Company’s and the Purchaser’s trade secrets. Hart further acknowledges and agrees that such covenants are reasonable and necessary in terms of time, area and line of business to protect the Company’s and the Purchaser’s legitimate business interests, which include its interests in protecting their respective (i) valuable confidential business information, (ii) substantial relationships with customers throughout the Territory, and (iii) customer goodwill associated with the ongoing business of the Company and the Purchaser. Hart expressly authorizes the enforcement of the covenants provided for in this Section 7.4(a) by (A) the Purchaser and its subsidiaries and Affiliates, (B) the Purchaser’s permitted assigns, and (C) any successors to the Purchaser’s business. In the event of a merger, sale of substantially all of the assets of the Purchaser, or other business combination, resulting in a change of control of the Purchaser, the covenants in Section 7.4(a)(i) shall apply to any business activity of the Purchaser as of the date immediately preceding the consummation of the change of control. To the extent that the covenants provided for in this Section 7.4(a)(i) may later be deemed by a court to be too broad to be enforced with respect to its duration or with respect to any particular activity or geographic area, the court making such determination shall have the power to reduce the duration or scope of the provision, and to add or delete specific words or phrases to or from the provision. The provision as modified shall then be enforced.

(ii) Hart agrees that any breach of the covenants in Section 7.4(a)(i) would cause immediate and irreparable harm and damage to Purchaser, for which monetary relief would be inadequate or extremely difficult to ascertain. Accordingly, in case of any breach of the covenants in Section 7.4(a)(i), in addition to any other relief (including interim and permanent injunctive relief or other appropriate form of equitable relief) that may be available to the Purchaser, Hart shall pay to the Purchaser in liquidated damages an amount of $500,000 for each breach of such covenants.

(iii) Without the prior consent of Purchaser, Hart shall not, for a period of five (5) years from the Closing Date, directly or indirectly, for himself or for any other person, firm, corporation, partnership, association or other entity, (i) attempt to employ or enter into any contractual arrangement with any employee or former employee of the Company, unless such employee or former employee has not been employed by the Company for a period in excess of nine months (except to the extent such employee responds to a general solicitation for employment or contracting that is not targeted to such employee), and/or (ii) call on or solicit any of the actual or targeted prospective customers or clients of the Company or the Purchaser, nor shall Hart make known the names and addresses of such customers or any information relating in any manner to the Company’s or Purchaser’s trade or business relationships with such customers.

(b) In consideration of the payment of the Purchase Price, and in order to induce the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, without the prior written consent of the Purchaser, prior to the payment, if any, of Earn-Out Consideration for the calendar year ending December 31, 2014, Matthew Herscovitch (“Herscovitch”) shall not (A) directly or indirectly acquire or own in any manner any interest in any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the business of the Company or which competes or plans to compete in any way with the Purchaser or any of its subsidiaries or Affiliates, in the Territory, (B) be employed by or serve as an employee, agent, officer, director of, or as a consultant to, any person, firm, partnership, corporation, association or other entity which engages or plans to engage in any facet of the business of the Company or which competes or plans to compete in any way with the Purchaser or any of its subsidiaries or Affiliates within the Territory, or (C) utilize his special knowledge of the business of the Company and his or its relationships with customers, suppliers and others to compete with Purchaser and/or any of its Affiliates in any business; provided, however, that nothing herein shall be deemed to prevent Herscovitch from acquiring through market purchases and owning, solely as an investment, less than three percent (3%) in the aggregate of the equity securities of any class of any issuer whose shares are registered under Section 12(b) or Section 12(g) of the Exchange Act, and are listed or admitted for trading on any United States national securities exchange or are quoted on any system of automated dissemination of quotations of securities prices in common use, so long as Herscovitch is not a member of any “control group” (within the meaning of the rules and regulations of the SEC) of any such issuer. Herscovitch acknowledges and agrees that the covenants provided for in this Section 7.4(b) are reasonable and necessary in terms of time, area and line of business to protect the Company’s and the Purchaser’s trade secrets. Herscovitch further acknowledges and agrees that such covenants are reasonable and necessary in terms of time, area and line of business to protect the Company’s and the Purchaser’s legitimate business interests, which include its interests in protecting their respective (i) valuable confidential business information, (ii) substantial relationships with customers throughout the Territory, and (iii) customer goodwill associated with the ongoing business of the Company and the Purchaser. Herscovitch expressly authorizes the enforcement of the covenants provided for in this Section 7.4(b) by (A) the Purchaser and its subsidiaries and Affiliates, (B) the Purchaser’s permitted assigns, and (C) any successors to the Purchaser’s business. In the event of a merger, sale of substantially all of the assets of the Purchaser, or other business combination, resulting in a change of control of the Purchaser, the covenants in Section 7.4(b) shall apply to any business activity of the Purchaser as of the date immediately preceding the consummation of the change of control. To the extent that the covenants provided for in this Section 7.4(b) may later be deemed by a court to be too broad to be enforced with respect to its duration or with respect to any particular activity or geographic area, the court making such determination shall have the power to reduce the duration or scope of the provision, and to add or delete specific words or phrases to or from the provision. The provision as modified shall then be enforced.

(c) After the Closing, the Sellers and each of its Affiliates shall, and shall use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents and other representatives to, hold in confidence (unless compelled to disclose by requirements of law) and not use in any manner any confidential documents or other information concerning the Business or the Company (including Intellectual Property and Business Know-How), provided that these restrictions shall not apply to any information that the Sellers can conclusively show to have been at the time of disclosure or use (A) in the public domain, by publication or otherwise, except by violation of this Agreement on behalf of the Sellers or its Affiliates or their respective representatives or (B) furnished to the Sellers after disclosure by a third party without any obligation of confidentiality or restriction on disclosure, provided that such information was not directly or indirectly received from the Company.

(d) Injunction. It is recognized and hereby acknowledged by the parties hereto that a breach or violation by Seller of any or all of the covenants and agreements contained in this Section 7.4 may cause irreparable harm and damage to Purchaser in a monetary amount which may be virtually impossible to ascertain. As a result, Seller recognizes and hereby acknowledges that Purchaser shall be entitled to an injunction from any court of competent jurisdiction enjoining and restraining any breach or violation of any or all of the covenants and agreements contained in this Section 7.4 by Seller and/or his associates, Affiliates, partners or agents, either directly or indirectly, and that such right to injunction shall be cumulative and in addition to whatever other rights or remedies the Purchaser may possess hereunder, at law or in equity. Nothing contained in this Section 7.4 shall be construed to prevent Purchaser from seeking and recovering from Seller damages sustained by it as a result of any breach or violation by Seller of any of the covenants or agreements contained herein.

7.5 Indemnity by the Sellers. (a) From and after the Closing, the Sellers shall, severally and not jointly, indemnify and hold harmless Purchaser and its Affiliates, directors, officers and employees from and against any and all Damages arising out of, resulting from or in any way related to (i) a breach of, or the failure to perform or satisfy any of, the representations, warranties, covenants and agreements made by the Sellers or any of them in this Agreement or in any document or certificate delivered by the Sellers at the Closing pursuant hereto, (ii) the occurrence of any event on or prior to the date of Closing that is (or would be, but for any deductible thereunder) not covered by individual policies of insurance, blanket insurance policies or self insurance programs maintained by the Company, (iii) the existence of any liabilities or obligations of the Company (whether accrued, absolute, contingent, known or unknown, or otherwise, and whether or not of a nature appropriate for inclusion in a balance sheet in accordance with GAAP) other than those contemplated by Section 3.8 hereof, but including any trailing liabilities from agreements entered into prior to the Closing Date, and (iv) all Tax, and all Losses resulting from, arising out of or relating to Tax, to the extent such Tax or Losses arise from, are attributable to or related to any Tax period ending on or before the Closing Date or, with respect to any Tax period that commences before the Closing Date but ends after the Closing Date, the portion of such Tax or Losses period up to and including the Closing Date. Any Damages payable to Purchaser by the Sellers, or any of them, pursuant to the indemnification obligations under this Section 7.5 shall constitute, first, a reduction in the Earn-Out Consideration hereunder to the extent available and, thereafter, the Sellers shall be liable to the Purchaser for any remaining Damages to which Purchaser may be entitled hereunder. Notwithstanding the foregoing, the liability that the Sellers, or any of them, shall have pursuant to this Section 7.5 shall be limited to the amount of the Purchase Price and Earn-Out Consideration received by any such Seller or Sellers pursuant to the terms of this Agreement.

(b) Any claim by the Purchaser under this Section 7.5(a) shall be made not later than the date which is three (3) years from the Closing Date, provided that such limit in time shall not apply to breach of claims for or non-fulfillment of any covenant in this Agreement or any other breach of this Agreement, for which no time limit shall exist.

(c) The Purchaser’s entitlement to indemnification under this Agreement shall in no event be affected by the fact that the Purchaser has paid the Purchase Price, in part or in whole.

(d) The Sellers undertake not to make any claim against the Company, or against any director or employee of the Company, regarding any matter, on which the Sellers may have relied when entering into this Agreement.

7.6 Indemnity by Purchaser. In the event of (i) any breach of any representation or warranty made by Purchaser contained in this Agreement, (ii) any breach of any covenant or agreement of Purchaser contained herein, provided that the Sellers make a written claim for indemnification within the date that is eighteen (18) months from the Closing Date, then Purchaser shall be obligated to indemnify each of the Sellers and their respective Affiliates and/or agents from and against the amount of any Damages suffered by them as a result of, in connection with, or arising out of such breach. Notwithstanding the foregoing, the liability that the Purchaser shall have to any Seller pursuant to this Section 7.6 shall be limited to the amount of the Purchase Price and Earn-Out Consideration paid by Purchaser to such Seller pursuant to the terms of this Agreement.

7.7 Exclusive Remedy. Each of the Sellers and the Purchaser acknowledge and agree that the indemnification provisions set forth in Sections 7.5 and 7.6 shall be the exclusive remedy for any breach of this Agreement and any claims with respect to the transactions contemplated hereby.

7.8 Tax Matters.

(a) The Purchaser shall prepare or cause to be prepared and file or cause to be filed all Tax Returns required to be filed by or with respect to the Company for any Pre-Closing Tax Period, the due date for filing of which (taking into account extensions, if any) is after the Closing Date, and Hart shall procure that the Company remits to the Purchaser any Taxes due in respect of such Tax Returns. The Purchaser shall permit the Sellers’ Representative to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall make such revisions to such Tax Returns as are reasonably requested by the Sellers’ Representative. All such Tax Returns shall be prepared on a basis consistent with past practice, procedures and accounting methods except to the extent otherwise required by applicable law. Neither Purchaser, the Company, nor any of their Affiliates shall make any election under Section 338 of the Code with respect to the transactions contemplated by this Agreement without the consent of the Sellers’ Representative, which consent shall not be unreasonably withheld,

(b) Unless required by applicable law, Purchaser shall not file, or cause to be filed, any amended Tax Return with respect to a Pre-Closing Tax Period that would have the effect of increasing the Sellers’ liability for indemnification under Section 7.5 with respect to Taxes.

(c) If Purchaser or Company receives notice of a Tax Proceeding with respect to a Pre-Closing Tax Period, then Purchaser shall notify the Sellers’ Representative of such notice within fifteen (15) days after receipt of such notice. The Purchaser will have the right to control the conduct of any Tax Proceeding. The Purchaser shall, however, keep the Sellers’ Representative informed of all developments in the Tax Proceeding on a timely basis, shall provide to the Sellers’ Representative copies of any and all correspondence received from the Tax Authority related to such Tax Proceeding and shall provide the Sellers’ Representative with the opportunity to attend conferences, hearings and other meetings with or involving the Tax Authority and to review and provide comments with respect to written responses provided to the Tax Authority with respect to such Tax Proceeding, in each case, to the extent the outcome of such Tax Proceeding could reasonably be expected to affect the Sellers. Each Party shall bear its own costs to participate in a Tax Proceeding.

(d) In connection with the preparation of Tax Returns and any Tax Proceedings relating to the Tax liabilities of the Company for a Pre-Closing Tax Period, the Purchaser and the Company, on the one hand, and Sellers’ Representative, on the other hand, shall cooperate fully with each other, including, without limitation, the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, powers of attorney or other materials necessary or helpful for the preparation of such Tax Returns and the conduct of any Tax Proceeding or the defense of claims by Tax Authorities as to the imposition of Taxes.

(e) All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by Sellers when due, and Sellers will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, Purchaser will, and will cause the Company to, join in the execution of any such Tax Returns and other documentation.

ARTICLE VIII - MISCELLANEOUS

8.1 Confidentiality.

(a) Prior to the Closing, Purchaser shall, and shall cause its Affiliates and its and their employees, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning the Sellers, the Company and its business; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by Purchaser or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers, (ii) information that is or becomes available to Purchaser or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers on a non-confidential basis prior to its disclosure by Purchaser or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers and (iii) information that is required to be disclosed by Purchaser or its Affiliates or any of its or their employees, agents, accountants, legal counsel or other representatives or advisers as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further that Purchaser promptly shall notify the Sellers of any disclosure pursuant to clause (iii) of this Section 8.1(a); and, provided, further, that the foregoing obligation of confidence shall not apply to the furnishing of information by Purchaser in bona fide discussions or negotiations with prospective lenders or investors.

(b) The Sellers, and each of them, shall, and shall cause its or his Affiliates and their respective employees, agents, accountants, legal counsel and other representatives and advisers to, hold in strict confidence all, and not divulge or disclose any, information of any kind concerning the transactions contemplated by this Agreement, the Company, Purchaser or their respective businesses; provided, however, that the foregoing obligation of confidence shall not apply to (i) information that is or becomes generally available to the public other than as a result of a disclosure by the Company, the Seller or its or his Affiliates or any of their respective employees, agents, accountants, legal counsel or other representatives or advisers, (ii) information that is or becomes available to the Company, the Seller or its or his Affiliates or any of their respective employees, agents, accountants, legal counsel or other representatives or advisers after the Closing on a non-confidential basis prior to its disclosure by the Company, the Seller or its or his Affiliates or any of their respective employees, agents, accountants, legal counsel or other representatives or advisers and (iii) information that is required to be disclosed by the Company, the Seller or its or his Affiliates or any of their respective employees, agents, accountants, legal counsel or other representatives or advisers as a result of any applicable law, rule or regulation of any Governmental Authority; and provided further that the Sellers and each of them shall promptly shall notify Purchaser of any disclosure pursuant to clause (iii) of this Section 8.1(b).

8.2 [Reserved].

8.3 Notices. Any notice, request or other communication with respect to this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, sent by reputable international overnight courier, facsimile or e-mail (with return or delivery receipt obtained) or five (5) Business Days after sent by registered or certified mail, return or delivery receipt requested, postage prepaid to the Parties at the respective addresses set forth below:

If to the Purchaser:

Identive Group, Inc.

1900-B Carnegie Ave

Santa Ana, CA 92705

Attn: Company Secretary

Telephone: 950-250-8888

Facsimile: 950-250-7372

E-mail: mdentonthompson@identive-group.com

With a copy to:

Greenberg Traurig LLP

One International Place, 20th Floor

Boston, MA 02110

Attn: Barbara A. Jones, Esq.

Telephone: 617-310-6000

Facsimile: 617-310-6001

E-mail: jonesb@gtlaw.com

If to Sellers:

c/o Jason Hart

idOnDemand, Inc.

6800 Koll Center Parkway, Suite 180

Pleasanton, CA 94566

Telephone:

Facsimile:

E-mail: jason.hart@idondemand.com

or to such other addresses that either one of the Parties shall specify in writing to the other Parties in accordance with the provisions of this Section 8.3. All communication between the Parties shall be in English, unless otherwise agreed.

8.4 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflict of laws provisions thereof.

8.5 Dispute Resolution; Arbitration. Any and all controversies, claims or disputes arising out of, related to, or in connection with this Agreement or the interpretation, performance or breach hereof, including, but not limited to, alleged violations of state or federal statutory or common law rights or duties, shall be finally settled by binding arbitration conducted expeditiously by one neutral, independent and disinterested arbitrator (or if the parties cannot agree upon a single arbitrator within a reasonable time, then each party shall select one neutral, independent and disinterested arbitrator and those arbitrators shall select a third (who shall be appointed as the chair of the panel) and there shall be a panel of three arbitrators) in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. The arbitration shall occur under the auspices of the United States Arbitration Act, 9 U.S.C. §§1-6, and judgment upon the award rendered by the arbitrator(s) may be entered by any court having jurisdiction thereunder. The place of arbitration shall be Boston, MA and the arbitrator(s) shall apply the laws of the State of Delaware (without giving effect to the conflict of laws provisions thereof). Each Party shall bear its own attorneys’ and other experts’ fees and disbursements and other costs and expenses of arbitration. All expenses and fees of the arbitrators and expenses for hearing facilities and other expenses of the arbitration shall be borne equally by the Purchaser, on one hand, and the Sellers, on the other hand, unless they agree otherwise.

8.6 Costs and Expenses. Each of the parties to this Agreement shall bear his or its own expenses incurred in connection with the negotiation, preparation, execution and closing of this Agreement and the transactions contemplated hereby (the “Transaction Expenses”); provided, however, that the Sellers shall be responsible for and shall discharge all Transaction Expenses incurred by or on behalf of the Sellers and/or the Company (it being the parties’ agreement that the Company shall not bear or otherwise be liable for any such expenses).

8.7 Representations and Warranties. Each of the representations and warranties of each of the parties to this Agreement shall be deemed to have been made, and the certificates delivered pursuant to clauses (iii) and (iv) of Section 2.1(c) by a party are agreed to and shall be deemed to constitute the making of such representations and warranties, again at and as of the Closing by and on behalf of the party on behalf of whom such certificates are delivered.

8.8 Entire Agreement; Amendments and Waivers. This Agreement, together with all exhibits and schedules attached hereto, constitutes the entire agreement between and among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except as set forth specifically herein or contemplated hereby. No supplement, modification or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (regardless of whether similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly provided.

8.9 Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns; but neither this Agreement nor any of the rights, benefits or obligations hereunder shall be assigned, by operation of law or otherwise, by any party hereto without the prior written consent of the other party, provided, however, that nothing herein shall prohibit the assignment of Purchaser’s rights and obligations to any direct or indirect subsidiary or prohibit the assignment of Purchaser’s rights (but not obligations) to any lender. Nothing in this Agreement, express or implied, is intended to confer upon any person or entity other than the parties hereto and their respective permitted successors and assigns, any rights, benefits or obligations hereunder.

8.10 Remedies. The rights and remedies provided by this Agreement are cumulative, and the use of any one right or remedy by any party hereto shall not preclude or constitute a waiver of its right to use any or all other remedies. Such rights and remedies are given in addition to any other rights and remedies a party may have by law, statute or otherwise.

8.11 [Reserved].

8.12 Exhibits and Schedules. The Exhibits and Schedules referred to herein are attached hereto and incorporated herein by this reference. Disclosure of a specific item in any one Schedule shall be deemed restricted only to the Section to which such disclosure specifically relates except where (i) there is an explicit cross-reference to another Schedule, and (ii) Purchaser could reasonably be expected to ascertain the scope of the modification to a representation intended by such cross-reference.

8.13 Multiple Counterparts. This Agreement may be executed in multiple counterparts, including by facsimile or electronic signature, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.14 References and Construction.

(a) Whenever required by the context, and is used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification the person may require. References to monetary amounts, specific named statutes and generally accepted accounting principles are intended to be and shall be construed as references to United States dollars, statutes of the United States of the stated name and United States generally accepted accounting principles, respectively, unless the context otherwise requires.

(b) The provisions of this Agreement shall be construed according to their fair meaning and neither for nor against any party hereto irrespective of which party caused such provisions to be drafted. Each of the parties acknowledge that it has been represented by an attorney in connection with the preparation and execution of this Agreement.

8.15 Survival. Any provision of this Agreement which contemplates performance or the existence of obligations after the Closing Date, and any and all representations and warranties set forth in this Agreement, shall not be deemed to be merged into or waived by the execution and delivery of the instruments executed at the Closing, but shall expressly survive Closing and shall be binding upon the party or parties obligated thereby in accordance with the terms of this Agreement, subject to any limitations expressly set forth in this Agreement.

8.16 Representative of the Sellers; Power of Attorney.

(a) Each of the Sellers designates Hart as its representative (the “Sellers’ Representative”) for all purposes under this Agreement, including receipt of disclosures, granting and/or executing consents or waivers, receiving notices and agreeing to and executing amendments and/or modifications to this Agreement. Any such receipt, grant, agreement and/or execution by Hart shall be valid and binding on each of the Sellers. The designation by the Sellers of such representative may not be revoked without the written consent of Purchaser.

(b) Each Seller whose signature to this Agreement appears on the signature page below hereby constitutes and appoints Jason Hart as Seller’s true and lawful attorney-in-fact and agent, for such Seller and in such Seller’s name, place and stead, in any and all capacities, to sign any and all documents, instruments, agreements or certificates as may be required hereunder from and after the Closing Date, and does hereby grant unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such Seller might or could do in person in connection with any matter arising out of or acton required by this Agreement, hereby ratifying and confirming all that said attorney-in-fact and agents may lawfully do or cause to be done by virtue hereof.

ARTICLE IX - DEFINITIONS

Capitalized terms used in this Agreement are used as defined in this Article X or elsewhere in this Agreement.

9.1 Affiliate. The term “Affiliate” shall mean, with respect to any person, any other person controlling, controlled by or under common control with such person. The term “Control” as used in the preceding sentence means, with respect to a corporation, the right to exercise, directly or indirectly, more than 50% of the voting rights attributable to the shares of the controlled corporation and, with respect to any person other than a corporation, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person.

9.2 Ancillary Agreements. The term “Ancillary Agreements” shall mean any or all of the exhibits to this Agreement and any and all other agreements, instruments or documents required or expressly provided under this Agreement to be executed and delivered in connection with the transactions contemplated by this Agreement.

9.3 Available Cash. The term “Available Cash” shall mean all cash and cash equivalents (including marketable securities and short-term investments) held by the

Company as of midnight on the day before the Closing Date less the amount of cash and cash equivalents necessary to cover outstanding checks which have been mailed or otherwise delivered by the Company but have not cleared.

9.4 Business. The term “Business” shall mean the business and operations of the Company as of the date of this Agreement.

9.5 Business Know-How. The term “Business Know-How” means all confidential information in any nature or form, including trade secrets, data, formulas, experience, technology, techniques, technical or commercial know-how, information related to hardware and software, drawings, customer lists and other information relating to customers, and all other sensitive information relating the Company or the Business.

9.6 Confidential Information. The term “Confidential Information” shall mean confidential data and confidential information relating to the business of the Company or the Purchaser, as the context requires (which does not rise to the status of a Trade Secret under applicable law) which is or has been disclosed to the Sellers, or any of them, or of which a Seller or Sellers became aware as a consequence of or through his employment with the Company and which has value to the Company or the Purchaser, as the case may be, and is not generally known to the competitors of the Company or the Purchaser. Confidential Information shall not include any data or information that (i) has been voluntarily disclosed to the general public by the Company, the Purchaser or any of their respective Affiliates, (ii) has been independently developed and disclosed to the general public by others, or (iii) otherwise enters the public domain through lawful means.

9.7 Contracts. The term “Contracts,” when described as being those of or applicable to any person, shall mean any and all contracts, agreements, franchises, understandings, arrangements, leases, licenses, registrations, authorizations, easements, servitudes, rights of way, mortgages, bonds, notes, guaranties, liens, indebtedness, approvals or other instruments or undertakings to which such person is a party or to which or by which such person or the property of such person is subject or bound, excluding any Permits.

9.8 Damages. The term “Damages” shall mean any and all damages, liabilities, obligations, penalties, fines, judgments, claims, deficiencies, losses, costs, expenses and assessments (including without limitation income and other taxes, interest, penalties and attorneys’ and accountants’ fees and disbursements); provided, however, that the term “Damages” shall not include indirect, punitive, special or consequential damages.

9.9 Environmental Laws. The terms “Environmental Laws” shall mean all applicable laws and governmental orders enacted for the protection of the environment (including, without limitation, air, water vapor, surface water, groundwater and soils) against contamination with hazardous substances or wastes.

9.10 Financial Statements. The term “Financial Statements” shall mean any or all of the financial statements, including balance sheets and related statements of income and statements of changes in financial position and the accompanying notes thereto, of the Company’s business prepared in accordance with GAAP consistently applied, except as may be otherwise provided herein.

9.11 GAAP. “GAAP” or “U.S. GAAP” means U.S. generally accepted accounting principles.

9.12 Governmental Authorities. The term “Governmental Authorities” shall mean any nation or country (including but not limited to the United States) and any commonwealth, territory or possession thereof and any political subdivision of any of the foregoing, including but not limited to courts, departments, commissions, boards, bureaus, agencies, ministries or other instrumentalities.

9.13 Intellectual Property. The term “Intellectual Property” means patents, trademarks, service marks, designs, utility models, copyrights, business names, domain names, electronic mail addresses, logotypes, designs, computer software, rights in databases and any other similar rights in any country or jurisdiction (whether or not any such right is registered or register able, and including applications for registration of any such right) and all rights under licenses, consents, order and statutes, including any rights relating to past infringements of any of the rights above.

9.14 Inventory. The term “Inventory” shall mean all goods, merchandise and other personal property owned and held for sale, and all raw materials, works-in-process, materials and supplies of every nature which contribute to the finished products of the Company in the ordinary course of its business, specifically excluding, however, damaged, defective or otherwise unsalable items.

9.15 Key Employee. The term “Key Employee” or “Key Employees” shall mean any one or more of Jason Hart, Brian Nelson and Matthew Herscovitch.

9.16 Knowledge of the Sellers. The term “Knowledge of the Sellers” or “to the Sellers’ Knowledge” shall mean the actual knowledge of Sellers, or any of them, with respect to the matter in question, and, with respect to Hart, such knowledge as he reasonably should have obtained upon diligent investigation and inquiry into the matter in question.

9.17 Legal Requirements. The term “Legal Requirements,” when described as being applicable to any person, shall mean any and all laws (statutory, judicial or otherwise), ordinances, regulations, judgments, orders, directives, injunctions, writs, decrees or awards of, and any Contracts with, any Governmental Authority, in each case as and to the extent applicable to such person or such person’s business, operations or properties.

9.18 Losses. The term “Losses” shall mean any and all (a) claims, losses (including, without limitation, the loss of any Tax deduction), liabilities, damages, fines,

royalties, governmental penalties or punitive damages, deficiencies, interest, awards, and judgments, and (b) any and all reasonable costs and expenses incurred in connection with the defense and/or settlement of any or all of the items referred to in clause (a) (including reasonable out-of-pocket attorneys’ fees and all other expenses reasonably incurred in investigating, preparing or defending any litigation or proceeding, commenced or threatened).

9.19 Material Adverse Effect. The term “Material Adverse Effect” shall mean any change or effect that is materially adverse to the business, operations, properties, financial condition or results of operations of the Company and its subsidiary, taken as a whole, except for any change or effect that arises out of, results from or is attributable to (a) any change in conditions in the United States, foreign or global economy or capital or financial markets generally, including any change in interest or exchange rates, (b) any change in conditions (including any change in general legal, regulatory, political, economic or business conditions) in or otherwise generally affecting the industries in which the Purchaser, the Company or its subsidiary conduct business, (c) the negotiation, execution, announcement or consummation of this Agreement or the Ancillary Agreements and the transactions contemplated hereby or thereby, or (d) any force majeure.

9.20 PBTDA. The term “PBTDA” shall mean profit before tax, depreciation and amortization as defined in Purchaser’s U.S. GAAP reporting methods and is inclusive of any gained or paid interest.

9.21 Permits. The term “Permits” shall mean any and all permits, rights, approvals, licenses, authorizations, legal status, orders or Contracts under any Legal Requirement or otherwise granted by any Governmental Authority.

9.22 Person. The term “Person” shall mean any individual, partnership, joint venture, firm, corporation, association, limited liability company, trust or other enterprise or any governmental or political subdivision or any agency, department or instrumentality thereof.

9.23 Pre-Closing Tax Period. The term “Pre-Closing Tax Period” means any taxable period or portion thereof that ends on or prior to the Closing Date; if a taxable period begins on or prior to the Closing Date and ends after the Closing Date, then the portion of the taxable period that ends on and includes the Closing Date shall constitute a Pre-Closing Tax Period.

9.24 Product. The term “Product” shall mean each product, process or service under development, developed, manufactured, licensed, distributed or sold by the Company and any other products in which the Company has any proprietary rights or beneficial interest.

9.25 Properties. The term “Properties” shall mean any and all properties and assets (real, personal or mixed, tangible or intangible) owned or Used by the Company.

9.26 Real Property. The term “Real Property” shall mean the real property Used by the Company in the conduct of its business.

9.27 Regulations. The term “Regulations” shall mean any and all regulations promulgated by the Department of the Treasury pursuant to the Internal Revenue Code (the “Code”).

9.28 Tax. The term “Tax” or “Taxes” means, wherever arising, all direct and indirect taxes, charges, fees, duties and other assessments imposed by any Governmental Authority, including income (whether actual or deemed), sales, use, transfer, stamp, transaction, real estate, investment, value added, withholding, employment, asset holding, registration, preliminary and deferred tax and social security fees, together with any interest, penalties, residual tax charges, additions to tax or any other additional amount imposed by any Governmental Authority.

9.29 Tax Authority. The term “Tax Authority” means any Governmental Authority responsible for the imposition, determination or collection of any Tax or the review or audit of any Tax Return.

9.30 Tax Proceeding. The term “Tax Proceeding” means any audit, review, litigation, dispute or other proceeding with respect to Taxes of the Company pertaining to any and all taxable periods beginning prior to the Closing Date.

9.29 Tax Refund. The term “Tax Refund” means any refund, rebate, abatement, credit, reduction or other recovery (whether directly or indirectly through a right of setoff or credit) of Taxes (including payments of estimated Taxes) of the Company, and any interest received thereon, with respect to any and all Pre-Closing Tax Periods.

9.31 Tax Return. The term “Tax Return” means any return (including any information return), report, statement, declaration, form, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Tax Authority in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with applicable law relating to any Taxes.

9.32 Trade Secrets. The term “Trade Secrets” shall mean information of the Company including, but not limited to, technical or nontechnical data, formulas, patterns, compilations, programs, financial data, financial plans, product or service plans or lists of actual or potential customers or suppliers which (i) derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use, and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

9.33 Used. The term “Used” shall mean, with respect to the Properties, Contracts or Permits of the Company, those owned, leased, licensed or otherwise held by the Company which were acquired for use or held for use by the Company in connection with the Company’s business and operations, whether or not reflected on the Company’s books of account.

9.34 Working Capital. The term “Working Capital” shall mean the difference between (i) the Company’s current assets, including accounts receivable, inventory, prepaid expenses and deposits, but excluding Available Cash, and (ii) the Company’s current liabilities, including accounts payable and accrued expenses, but excluding indebtedness, in each case calculated in accordance with GAAP consistently applied in the Financial Statements.

This Stock Purchase Agreement has been executed by the Parties as of the date first written above.

Purchaser:

IDENTIVE GROUP, INC.

By:	/s/ Ayman S. Ashour
Name:	Ayman S. Ashour
Title:	Chief Executive Officer

Sellers:

/s/ Jason Hart
Jason Hart

Address:

/s/ Matthew Herscovitch
Matthew Herscovitch

Address:

/s/ Mark Butcher
Mark Butcher

Address:

/s/ Terrence Gold
Terrence Gold

Address:

/s/ Craig Parker
Craig Parker

Address:

/s/ John Bubany
John Bubany

Address:

/s/ Scott Starkey
Scott Starkey

Address:

/s/ Mark Gyorey
Mark Gyorey

Address:

/s/ Ana Ruggiero
Ana Ruggiero

Address:

/s/ Brian Nelson
Brian Nelson

Address:

/s/ Goran Blazevski
Goran Blazevski

Address:

/s/ Lea dela Cruz
Lea dela Cruz

Address:

/s/ Jennifer Grigg
Jennifer Grigg

Address:

/s/ Brooke Holve
Brooke Holve

Address:

SCHEDULE 1.4

Earn-Out Consideration

US $000s	2011 (Balance 8 months)			2012			2013			2014
Period
Sales	1600	1900	2300	3,000	4,000	5,000	6,800	10,200	13,600	9,200	13,800	18,400
Earn Out level	750	1500	3000	750	1,500	2,500	750	1,500	2,500	750	1,500	2,500
PBTDA	0	250	500	300	650	1,000	1,400	3,800	6,200	3,400	6,400	9,400
Earn Out level	750	1500	3000	750	1,500	2,500	750	1,500	2,500	750	1,500	2,500
Max Earn out		6,000			5,000			5,000			5,000

2011 (8 mths) + 2012
4,600	5,900	7,300
1,500	3,000	5,500
300	900	1500
1,500	3,000	5,500
	11,000

Conditions for the Earn-Out:

1.	Minimum of 50% of lowest sales target must be achieved prior to any profit earn-out being payable.

2.	Minimum of 50% of the lowest Profit before Tax must be achieved prior to any sales related earn-out being payable.

3.	It is possible for the seller to receive maximum earn-out attributable to sales while only 50.1 % of the lowest Profit before tax target has been achieved. Similarly it is possible for the maximum earn-out attributable to profit be achieved while only 50.1% of the lowest sales target has been achieved.

4.	Profit before tax, depreciation & amortization is as defined by Purchaser’s U.S. GAAP reporting methods and is inclusive of any gained or paid interest. (i.e. cash flow matters).

5.	Any acquisitions made by Purchaser and managerially integrated with Company regardless will result in adjustment to above targets by the projections of the new business to be agreed with Purchaser.

6.	Actual Profit Before Tax figures may be adjusted up or down by Purchaser to allow for intercompany transactions within Purchaser to reflect more normal market prices if such transactions were carried out for any reason above or below market prices at specific direction of Purchaser.

7.	Payment shall be made 100% in INVE Shares within 60 days from release of Purchaser’s annual results. INVE Shares will have a lockup period of 12 months from date of issuance. Number of shares will be based on VWAP for the 30 calendar day period immediately prior to the date of announcement of annual results.

8.	Earn-out is NOT conditional on continued employment with Company or Purchaser.

9.	In the event of a change of control followed by Purchaser taking action that can be reasonably interpreted to be restrictive of the Company’s ability to perform and achieve the earn-out objectives, following which Purchaser or its successor-in-interest undertakes action or actions that can be reasonably interpreted to be restrictive of the Sellers’ ability to achieve the Earn-Out Consideration, then the Earn-Out Consideration with respect to the period during which the Change of Control Event occurred shall be calculated based upon the greater of (i) the target levels achieved in the current period or (ii) the target levels achieved in the prior period. If a Change of Control Event occurs within twelve (12) months from Closing, Sellers shall be entitled to receive Earn-Out Consideration based upon the minimum level of achievement of the targets for all three years.

10.	To the extent that the earn-out potential for 2011 (8-month period) remains unfulfilled, and the earn-out potential for the full calendar year 2012 is fully fulfilled, consideration will be given to combining the performance achieved in the two periods, i.e. over a 20-month period, and may be measured for possible additional payment of the unfulfilled earn-out from 2011.

Exhibit 99.1

Identive Group Acquires idOnDemand

SaaS-based Identity Credentials Extend Secure ID Capabilities

SANTA ANA, Calif., ISMANING, Germany and PLEASANTON, Calif., May 4, 2011 – Identive Group, Inc. (NASDAQ: INVE; Frankfurt: INV), a provider of products, services and solutions for the security, identification and RFID industries, today announced that it has acquired substantially all of the shares of stock of idOnDemand, Inc., a provider of service-based identity credential provisioning and management. The transaction closed on May 2, 2011. Privately-held idOnDemand is headquartered in Pleasanton, California and maintains data centers in Santa Clara, California and Canberra, Australia. Jason Hart, founder, chief executive officer and the majority shareholder of idOnDemand, will continue to manage the company as a business unit within Identive Group.

idOnDemand is a pioneer of the Software as a Service (SaaS) business model, delivering a managed identity service that allows organizations to use a single, globally-trusted credential for secure access to buildings, computers, mobile devices and corporate information stored in the cloud. Moreover, idOnDemand’s service-based solutions provide identity management at a lower cost and with more control than traditional in-house systems. Based on its own strong IP portfolio and IP licensed from ActivIdentity, idOnDemand’s technology supports a range of corporate standards, including the strict security and authentication requirements of the U.S. government’s FIPS 201 specifications.

Ayman S. Ashour, chairman and chief executive officer of Identive Group, commented, “idOnDemand’s SaaS model enhances our ability to provide electronic security credentials for employees, citizens and consumers, with one of the most cost-effective and secure approaches available. The company’s commitment to a standards-based approach and its ability to customize solutions is very attractive, as this significantly decreases the challenge and expense of converging physical access systems with IT security. Additionally, this transaction further strengthens Identive's position in the growing near field communication (NFC) solutions market through idOnDemand’s patent-pending One-Time Password (OTP) corporate mobile authentication technology. Jason and his team bring deep expertise and experience in the secure identity market and I am very pleased to welcome the idOnDemand team to Identive.”

Jason Hart commented, “Identive and idOnDemand share a common vision of enabling trusted electronic interaction for consumers, employees and citizens. The combination of the two organizations’ product lines and services delivers superior solutions along the entire secure ID value chain. idOnDemand will now be able to leverage the expertise and resources of other Identive companies to further boost our growth momentum and to expand our market extending partnerships and geographic reach. I am very excited about the greater opportunities with Identive that now lie ahead.”

In return for 95.8% of the outstanding shares of idOnDemand, Identive Group paid initial consideration of approximately $2.4 million cash and 995,675 shares to a group of selling shareholders of idOnDemand. Total consideration also includes an earn-out worth up to approximately $21.0 million in shares of Identive common stock, dependent on the achievement of specific EBITDA and sales performance targets over the next three years and eight months. The shares issued at closing are subject to a two-year lock-up from the closing date of the acquisition, after which shares will be released from lock-up monthly, in equal amounts over a 12-month period. In addition, up to 425,000 shares will be released from lock-up six months following the closing date. Any shares issued in connection with the earn-out will be subject to a 12-month lock-up from date of issuance. Total Identive shares issued as consideration in the transaction are capped at 19.9% of Identive’s common stock issued and outstanding as of April 29, 2011.

About Identive Group

Identive Group, Inc. (NASDAQ: INVE; Frankfurt: INV) is an international technology company focused on building the world’s signature group in secure identification-based technologies. The businesses within Identive Group have deep industry expertise and are well-known global brands in their individual markets, providing leading-edge products and solutions in the areas of physical and logical access control, identity management and RFID systems to governments, commercial and industrial enterprises and consumers. Identive’s growth model is based on a combination of strong technology-driven organic growth from the businesses within the group and disciplined acquisitive development. For additional info visit: www.identive-group.com.

About idOnDemand

idOnDemand delivers a standards based, single trusted identity and smart card solution. Using the idOnDemand managed service, organizations can quickly, easily and cost effectively grant trusted access for employees, customers and partners to information and assets such as IT systems, remote access, data encryption, secure email, building access and mobile authentication. Authorized users no longer need to carry multiple tokens, ID cards, building access cards or remember multiple passwords. idOnDemand has offices in the United States and Australia. For more information, visit www.idondemand.com.

Note Regarding Forward Looking Information:

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “plans,” “will,” “intends,” “expects,” and similar references to the future. Examples of such statements include, without limitation, statements we make regarding expected benefits from the acquisition of idOnDemand and the expected expansion and growth of idOnDemand’s business. The Company cautions that these statements are qualified by important factors that could cause actual results to differ materially from those reflected by such forward-looking statements. Readers should not unduly rely on these forward-looking statements as they are qualified by important factors that could cause our actual business and operating results to differ from those reflected by such forward-looking statements. These factors include our ability to successfully integrate idOnDemand into our operations and our ability to retain key personnel, and other risks and uncertainties related to our business as detailed in our Annual Report on Form 10-K for the year ended December 31, 2010 and subsequent reports filed with the U.S. Securities and Exchange Commission.

Contacts:
Identive Group:	idOnDemand:
Darby Dye	Brooke Holve
+1 949 553-4251	+1 415-200-4546 ext 6008
ddye@identive-group.com	bholve@idondemand.com

Annika Oelsner
+49 89 9595 5220 aoelsner@identive-group.com